SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. 2007 Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date:  September 27, 2007

ANNUAL REPORT 2007	ABN 37 080 699 065

PRANA BIOTECHNOLOGY LIMITED	2007 ANNUAL REPORT

Medical science has made a significant number of breakthroughs over the past century.

The average life span in western cultures has substantially increased. Heart disease and cancer have been amongst the most successful areas of drug discovery over the last 20 years.

The diseases associated with aging have, however, yet to be fully understood or effectively treated. Diseases of aging are in fact diseases capable of being prevented or cured. They are no longer regarded as an inevitable part of aging.

Prana’s mission is:

To develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain as the aging process progresses.

Contents

Chairman’s Letter 1 Review of Operations 2

Intellectual Property Report 7 Corporate Governance Statement 9

Directors’ Report 11 Auditor’s Independence Declaration 23 Income Statements 24 Balance Sheets 25

Statements of Changes in Equity 26 Cash Flows Statements 27 Notes to the Financial Statements 28

Directors’ Declaration 53 Independent Audit Report 54 Shareholder Information 56 Corporate Information 57

CHAIRMAN’S LETTER

Dear Shareholders,

I am pleased to report that fiscal 2007 was a year of momentum for Prana Biotechnology with important developments across all areas of the business. We advanced PBT2, our lead compound, into a Phase IIa trial and presented some new discoveries about its potential efficacy. We also identified several new potential pipeline candidates for Alzheimer’s Disease and other indications.

This year we have augmented our senior management team with an expanded R&D advisory board to progress the clinical development of PBT2 and advance other assets in our pipeline. We are very pleased that these highly credentialed experts recognize the value of Prana’s commercialization opportunities.

The R&D Advisory Board is chaired by Professor Jeffrey Cummings, MD., Director and Founder of the UCLA Alzheimer’s Disease Center; the Augustus S. Rose Professor of Neurology at UCLA; and the Director of the UCLA Behavioral Neuroscience and Dementia Research Fellowship.

The coming year will be a turning point in Prana’s history. Having begun just over 10 years ago, a private company at the time, Prana is now a public company listed on 2 major stock exchanges. We have over 400 proprietary compounds targeting the toxic aspects of the relationship between proteins and metals, which are relevant to a number of age related neurological diseases. This is the year in which a molecule, PBT2, invented and wholly owned by Prana will have the chance to demonstrate its usefuleness in treating patients with Alzheimer’s Disease. I can assure you that medical practitioners, scientists, business analysts and pharmaceutical executives are keenly awaiting the results of the current Phase IIa clinical trial, which we will be reporting in the first quarter of 2008. We have every reason to be optimistic. At the time of writing, enrolment has been completed and the treatment period is almost over. At this point we are encouraged and optimistic that the safety and tolerability of the drug, being the primary outcome measures of this trial, will be demonstrated. Moreover, the science behind the trial design that led us to believe that meaningful shifts in Alzheimer’s Disease related biomarkers would be seen in this trial, has developed and is now even stronger than when we actually commenced the trial.

We are also pleased with the strides we have taken towards developing disease-modifying therapeutics for the treatment of other debilitating neurological disorders. Our pipeline is maturing and we are making new discoveries and pursuing creative avenues for development and commercialization.

We have a hard working and dedicated team in place to help us achieve our goals and each member brings an incredible intelligence, passion and commitment to their work. I would like to thank my Board of Directors, all of our employees, partners, and advisors for their dedication and support. I also want to congratulate our retired Director, Professor Colin Masters, recipient of the prestigious 2007 Victoria prize, for his outstanding past and ongoing contribution and personal support of Prana’s work. I firmly believe Prana is moving in the right direction and look forward to sharing our future progress and success with you.

Sincerely,

Geoffrey Kempler Executive Chairman and Chief Executive Officer

REVIEW OF OPERATIONS

HIGHLIGHTS SUMMARY

•
October 2006, Prana obtained regulatory approval in Sweden for PBT2, Prana’s lead proprietary Metal Protein Attenuating Compound (MPAC) from Sweden’s Medical Products Agency (MPA) to start a Phase IIa clinical in patients with early Alzheimer’s disease.

•	November 2006, Prana announced a successful private offering from new Australian institutional investors and existing US based investors to raise $7.8 million to fund its PBT2 Phase IIa trial.

•
December 2006, Prana announced that dosing commenced for its Phase IIa clinical trial of PBT2 in patients with early Alzheimer’s Disease. The trial focuses on the safety and tolerability of PBT2 and its effects on the mechanism and progression of the disease as well as investigating biomarkers of Alzheimer’s disease from both the cerebrospinal fluid (CSF) and plasma, as well as indicators of cognition.

•
March 2007, Prana convened an inaugural Research & Development Advisory Board (‘R&D Board’) to oversee Prana’s clinical pipeline. The R&D Board is chaired by Professor Jeffrey L. Cummings, MD; the Director and Founder of the UCLA Alzheimer’s Disease Center; the Augustus S. Rose Professor of Neurology at UCLA; and the Director of the UCLA Behavioral Neuroscience and Dementia Research Fellowship.

•
June 2007, new animal efficacy data on PBT2 is presented at the Alzheimer’s Association International Conference on Prevention of Dementia, in Washington D.C. by Professor Colin Masters MD, Executive Director of Prana (until end June 2007) and Laureate Professor Mental Health Research Institute. The Company reported that PBT2 reduced Abeta oligomer levels detected in secretions from the brains of conscious, freely-moving AD transgenic mice within 4hrs of oral administration. This observation was reproduced in two genetically distinct mouse models.

•	August 2007, Prana announced the successful interim independent safety report on the Phase IIa PBT2-201-Euro trial based on the 63% of patients that had either entered or completed the trial.

DRUG DEVELOPMENT AND RESEARCH

PBT2 Clinical Development.

In May 2006, the Company reported the results of its Phase I multi-dose escalation safety clinical trial of PBT2 in elderly, healthy, male and female volunteers, successfully completing Prana’s second Phase I study. The results from both clinical Phase I studies concluded that PBT2 (i) was well tolerated in healthy volunteers to doses of 800mg for 7 days and (ii) PBT2 has an appropriate pharmacokinetic and safety profile in humans to progress into Phase II testing in Alzheimer’s Disease patients.

The subsequent Phase IIa trial in early Alzheimer’s Disease patients commenced in December 2006. The trial is a randomized, double blind, placebo-controlled study, based in Sweden with additional sites established in Australia, in which 80 Alzheimer’s Disease patients – male and female subjects 55 years or older – will randomly receive three (3) months treatment with one of two oral dose levels of PBT2, or placebo. 20 patients will receive a 50mg dose; 30 patients will receive a 250mg dose; and 30 patients will receive the placebo. The primary endpoint of the study will be the safety and tolerability of PBT2. The efficacy endpoints will be PBT2’s effect on cerebrospinal fluid (CSF) and plasma biomarkers as well as determining the impact of PBT2 on specific cognitive activity. Principal Investigator for the trial is Professor Lars Lannfelt, MD, PhD, of the Department of Public Health/Geriatrics at Uppsala University. Professor Lannfelt has a long track history in biomarker research with many leading Alzheimer’s Disease drug development companies.

The independent Data Safety Monitoring Board (DSMB) has reported that they have reviewed blinded data from the first 50 patients. No treatment related serious adverse events or withdrawals, the DSMB confirmed that the trial is safe to continue. The Phase IIa trial is expected to be completed by the end of 2007 with results reported in the first quarter of 2008.

In light of the promising signs of clinical efficacy with the MPAC, PBT1 (clioquinol) in a pilot Phase IIa study and the rapid cognitive and biomarker changes observed in animal models with PBT2, the Company is optimistic that PBT2 will demonstrate its potential as a mechanistic treatment for Alzheimer’s Disease.

During 2007, the Company also commenced ‘scale up’ manufacture activities for PBT2 to support the supply of Prana’s future plans for PBT2 in later stage development in Alzheimer’s Disease as well as potential secondary therapeutic indications to build Prana’s pipeline.

REVIEW OF OPERATIONS

PBT2 Research and Animal Modeling

In June 2007, the Company presented new animal efficacy data on PBT2 which confirmed the potent effect that PBT2 has on soluble aggregates of Abeta protein in transgenic animal models of Alzheimer’s Disease. Presenting at the Alzheimer’s Association International Conference on Prevention of Dementia, in Washington D.C. Professor Colin Masters MD, reported that Prana scientists had been able to track the reduction of soluble Abeta oligomer levels in secretions from the brains of conscious, freely-moving Alzheimer’s Disease Model (AD) transgenic mice within 4hrs of oral administration by use of the highly sensitive in vivo brain microdialysis technique. This observed reduction in Abeta was reproduced in two genetically distinct mouse models and demonstrates that PBT2 is able to target and reduce brain levels of the toxic forms of Abeta associated with the pathology of Alzheimer’s Disease.

Professor Masters also presented new animal cognition data from a genetically distinct species to that reported by Prana at the International Conference of Alzheimer’s Disease in Madrid July 2006. The new results demonstrated that PBT2 was able to achieve rapid and significant cognitive improvement in the Morris Water Maze. This confirmed the results reported in Madrid and provided strong evidence that the PBT2 induced improvement in cognition observed in the two species of AD transgenic mice could be correlated with changes in important AD brain biomarkers such as Abeta, phosphorylated tau and synaptophysin.

MPAC Pipeline development

The MPAC chemical library has continued to expand and mature, with several potential lead compounds being identified from non-8-hydroxyquinoline chemical scaffolds as ‘follow-up’ pipeline candidates to PBT2. The ‘PBT3’ and ‘PBT4’ series of compounds are being pursued to build Prana’s prospective pipeline in Alzheimer’s Disease and other indications.

The PBT3 series is being developed as a series of follow up compounds in Alzheimer’s Disease behind PBT2. The PBT3 series comprises a different chemical scaffold to the 8-hydroxyquinoline chemical class, offering differentiation in drug pharmacology and efficacy. Several new clinical entities (NCE) PBT3 lead compounds have been identified as potential candidates for Alzheimer’s Disease, as a back-up to PBT2 which adds value to the package that can be offered to a prospective licensee.

Beyond Alzheimer’s Disease, Prana has pursued alternative applications for its platform in alternative indications such as Huntington’s Disease (HD), Parkinson’s Disease (PD), Age-related Macular Degeneration (AMD) and selected cancers by building local and international research collaborations. The PBT4 series is being developed as candidate lead compounds from the MPAC platform for use in one or more of these new pipeline indications. As for the PBT3 series, this series comprises a different chemical scaffold to the 8-hydroxyquinoline chemical class, offering differentiation in drug pharmacology and efficacy.

Alzheimer’s Disease Immunotherapy

The science behind the MPAC platform also suggests that the oxidatively modified forms of the Abeta oligomers found in the Alzheimer’s Disease brain, could of themselves be immunological targets for either ‘active’ or ‘passive’ vaccine development. Prana is attempting to validate this selective immunological strategy and plans to conduct a mouse passive vaccine trial with selective monoclonal antibodies which target a proprietary pathological Abeta target epitope but not the normal, endogenous Abeta. Currently, Prana is screening monoclonal antibodies for selection to conduct this proof of concept mouse trial in early 2008.

Amyloid targeting Metallocomplexes

New chemical entities have been generated by Prana scientists that are capable of binding to the metal binding site of Abeta and blocking the binding of metal to the Abeta. Inhibiting metals binding to Abeta has previously been shown by Prana scientists to be essential in preventing the structural corruption of Abeta which leads to protein oligomerisation and the Abeta induced generation of toxic hydrogen peroxide. In vitro and in vivo screening to date of these first new compounds, termed ‘metallocomplexes’ indicates that they can reduce the toxicity and quantity of Abeta in the transgenic Alzheimer’s Disease mouse brain. In addition, the metallocomplexes compounds are also being investigated for what is believed to be their unique potential as novel Alzheimer’s Disease brain imaging agents.

REVIEW OF OPERATIONS

DRUG DEVELOPMENT PIPELINE

REVIEW OF OPERATIONS

THE COMPANY

With the key goal of bringing forward disease modifying therapeutics in Alzheimer’s Disease and other neurological disorders, the Company has maintained its important research alliances with its core internationally recognized research institutes and has also created new research collaborations to expand the opportunity for its science:

•	The University of Melbourne, Department of Pathology, Melbourne Australia.

•	The Mental Health Research Institute of Victoria, Melbourne Australia.

•	The Massachusetts General Hospital, Genetics and Aging Unit in Boston, Boston USA.

•	Northern California Institute for Research and Education, San Francisco, USA.

•	University College London, London, United Kingdom.

During the 2006/2007 reporting period, the Company was pleased to acknowledge that Professor Colin Masters, a co-founding director of Prana was awarded several highly distinguished awards including a Lifetime Achievement Award in Alzheimer’s Disease Research at the 10th International Conference on Alzheimer’s Disease in Madrid in July 2006 and in October 2006, the Lennox K. Black International Prize for Excellence in Biomedical Research presented by Thomas Jefferson University. On 1st January 2007, Professor Masters assumed his new role as Executive Director of the Mental Health Research Institute of Victoria (MHRI) and effective 2nd July 2007 he announced his retirement from the Prana Board. Professor Masters was also honored on 15th August this year by being presented the State of Victoria’s most prestigious science award, the Victoria Prize. Prana continues to benefit from his input into the scientific direction of the Company through his leadership role at MHRI and his continued participation on Prana’s Research & Development Advisory Board. The Company was also pleased to announce that Prana co-founding scientist, Professor Rudolph Tanzi, was selected for the Harvard 100: Most Influential Alumni. Together with Professors Ashley Bush and Colin Masters, Prana’s science was founded on theory of the importance of the interaction between metals and Abeta in the aging brain as a basis for Prana’s therapeutic approach to treatments for Alzheimer’s Disease and other neurological disorders.

Research & Development Advisory Board

In recognition of Prana’s pipeline development into Phase II and the potential for its MPAC platform to extend into the clinic in other indications, Prana established a new scientific and clinical advisory board in March 2007. The R & D Board is chaired by Professor Jeffrey L. Cummings a pre-eminent Alzheimer’s Disease clinical trial authority. Professor Cummings is Director and Founder of the UCLA Alzheimer’s Disease Center, the Augustus S. Rose professor of Neurology at UCLA and is also Director of the UCLA Behavioral Neuroscience and Dementia Research Fellowship.

Professor Cummings is joined by:

•	Dr. Steven Targum, who founded PharmaStar, a global rater training and medical education company focused on CNS drug development. Dr. Targum was appointed Prana’s Chief Medical Advisor in April 2007.

•	Professor Jean Marc Orgogozo, Chair of the Department of Neurology and Professor at the University of Bordeaux, France.

•	Dr. Craig Ritchie, Director of Clinical trials in the Department of Psychiatry at the University College, London. Dr. Ritchie was appointed Prana’s Chief European Clinical Advisor in April 2007.

•	Assoc. Professor Ashley Bush, Australian Research Fellow at the MHRI.

•
Professor Colin Masters, B Med Sci (Hons), MBBS, MD, FRC Path, FRCPA, FAA, Laureate Professor at the University of Melbourne, Executive Director and Chief of Neuropathology at the Mental Health Research Institute of Victoria, Consultant in Pathology at the Royal Melbourne Hospital and Chief Scientific Officer for NeuroScience Australia.

•	Professor Rudy Tanzi, Director of the Genetics and Aging Unit at the MassGeneral Institute for Neurodegenerative Diseases.

New Appointments

The Company announced in April 2007 the appointment of Ms. Dianne Angus as Chief Operating Officer who had previously served as Prana’s Senior Vice President of Business Development, Intellectual Property & Research. Dr. Ross Murdoch the former Chief Operating Officer left the Company in May 2007. The Company was also pleased to announce in April the appointment of Dr. Robert Cherny as Prana’s Head of Research. Dr. Cherny is responsible for establishing much of the MPAC platform screening effort in his laboratory at the MHRI and has authored many key publications on the mechanisms of action of MPACs and the aging brain.

REVIEW OF OPERATIONS

MPAC MODE OF ACTION IN ALZHEIMER’S DISEASE

INTELLECTUAL PROPERTY DEVELOPMENT:

Prana continues to adopt an aggressive intellectual property strategy to improve protection of its platform technology and drug assets, with emphasis upon broad ‘composition of matter’ claims that are also designed to limit opportunities for competition.

•
Two International patent applications - the first directed to the 8-hydroxyquinoline MPAC chemical class and the second to several ‘follow up’ next generation MPAC chemical classes and their uses in numerous neurological disorders including Alzheimer’s Disease are making successful progress in their prosecution through a significant number of international patent offices.

•	A third patent application directed to a selected ‘follow up’ MPAC chemical class has now entered national phase before an extensive list of international patent offices.

•	A patent application directed to PBT1 (clioquinol) for Huntington’s Disease has begun national phase prosecution in the United States, Europe, China and Australia.

•	Two Australian provisional patent applications were converted to complete International (PCT) applications, covering prospective new disease indications, AMD and selected cancer for MPAC’s.

•	A provisional patent application directed to new variant forms of quinoline MPAC compounds was filed in Australia.

•	A provisional patent application directed to metal delivery compounds was filed in the USA in conjunction with The University of Melbourne.

•
A patent application directed to the use of specified metal binding agents in combination with PBT1 to treat amyloidosis conditions, including Alzheimer’s Disease, exclusively licensed from General Hospital Corporation (GHC) has been allowed in Canada.

•
A patent application also exclusively licensed from GHC, directed to the use of selected 8-hydroxyquinoline agents that target human cataracts was granted in Australia and a divisional patent was allowed in the USA directed to a method for identifying an agent for the treatment of cataracts.

This document contains some statements which are by their very nature forward looking or predictive. Such forward looking statements are by necessity at least partly based on assumptions about the results of future operations which are planned by the company and other factors affecting the industry in which the company conducts its business and markets generally. Such forward looking statements are not facts but rather represent only expectations, estimates and/or forecasts about the future and thereby need to be read bearing in mind the risks and uncertainties concerning future events generally.

There are no guarantees about the subjects dealt with in forward looking statements. Indeed, actual outcomes may differ substantially from that predicted due to a range of variable factors.

INTELLECTUAL PROPERTY REPORT

Invention	Status	Comments

“A method for assaying and treating Alzheimer’s Disease” Filed: 12 November 1992 Applicant: The University of Melbourne Assigned to Prana Biotechnology Limited	Patents granted in Australia, Europe, Japan and the United States. An application in Canada is under examination.
The invention includes claims directed to the use of specified modulators in the treatment of Alzheimer’s Disease. Granted European claims include the use of zinc binding agents for oral administration in the treatment of Alzheimer’s Disease.

“Beta amyloid peptide inhibitors” Filed: 21 July 2000 Applicant: Biomolecular Research Institute and University of Melbourne Assigned to Prana Biotechnology Limited
International (PCT) application has entered national phase in Europe, Canada, Japan and the United States. A patent has been granted in Australia and examination is expected in the other jurisdictions.

The invention encompasses claims to agents capable of inhibiting binding of specified metal ions to the N-terminus of beta-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer’s Disease.

“An in vitro system for determining the formation of Aß Amyloid” Filed: 19 October 1994 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Patents have been granted in the United States and Japan. A patent application in Canada is undergoing examination.	The invention is directed to an assay for the formation of beta-amyloid in a biological sample and inhibitors of that formation.

“A diagnostic assay for Alzheimer’s Disease” Filed: 19 October 1994 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Two patents have been granted in the United States and one patent granted in Canada.	The invention is directed to an antibody based diagnostic assay for the detection and quantification of beta-amyloid species.

“Identification of agents for use in the treatment of Alzheimer’s Disease” Filed: 11 March 1998 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Patents have been granted in Australia and United States. Applications are under examination in Japan, Europe and Canada.
The invention is directed to the use of specified metal binding agents to reduce beta-amyloid mediated neurotoxicity and assays to identify agents capable of modifying neurotoxic properties of beta-amyloid.

“Agents for use in the treatment of Alzheimer’s Disease” Filed: 11 March 1999 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited
Patents have been granted in Australia and the United States. Examination is pending in Canada and Japan. Patent has been allowed in Europe and is entering national phases in the UK, Ireland, Germany, France, Italy and Belgium.
The invention is directed to compositions containing clioquinol and known metal binding agents and their use in the treatment of amyloid related diseases.

“Method for Screening drugs useful for treating Alzheimer’s Disease” Filed: 29 April 1999 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	A continuation-in-part patent has been granted in the United States and a further U.S. divisional patent application is under examination.	The invention is primarily directed to specified assays that identify agents capable of modifying the neurotoxic properties of beta-amyloid.

“Neurotoxic Oligomers” Filed: 28 June 2000 Applicants: Prana Biotechnology Limited and The General Hospital Corporation
A patent has been granted in Australia. An application is under examination in the United States, New Zealand and China. Examination has been requested Canada and Japan. An application in Europe is pending examination.

The invention is directed to an immunotherapy strategy using tyrosine cross-linked protein aggregates. The approach may be used in the treatment of Alzheimer’s Disease and other amyloid related conditions.

“Methods for the Identification of Agents that Inhibit or Promote Cataracts and Uses thereof” Filed: 18 August 2000 Applicant: The General Hospital Corporation. Licensed to Prana Biotechnology Limited
International (PCT) application has entered national phase. Applications in the United States and Europe are under examination. Applications in Japan and Canada have had examination requested. A patent has been granted in Australia and divisional patent allowed in the USA.
The invention is directed to assays for the detection of agents useful in the treatment of age-related cataracts and a method of treatment utilizing specified metal chelators.

“Methods of screening for inhibitors of Alzheimer’s Disease” Filed: 12 December 2000 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Application has entered national phase in the United States and is under examination.	The invention encompasses claims to the identification of agents functioning as copper agonists and the use the agents in the treatment of amyloid related conditions including Alzheimer’s Disease.

INTELLECTUAL PROPERTY REPORT

Invention	Status	Comments

“Treatment of Neurodegenerative Conditions” Filed: 3 April 2003 Applicant: Prana Biotechnology Limited	Applications have entered national phase in the United States, Europe, China and Australia. Each await request for examination.	The invention encompasses the utility of the 8-hydroxyquinoline MPAC class in the treatment of neurodegenerative cognitive changes, particularly Huntington's Disease.

“8-Hydroxyquinoline derivatives” Filed: 16 July 2003 Applicant: Prana Biotechnology Limited	International (PCT) application has entered national phase in the United States, Europe, China, Japan, Australia, Canada and eight other global jurisdictions.	The invention is directed to chemical structures of the 8-hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.

“Neurologically-Active Compounds” Filed: 3 October 2003 Applicant: Prana Biotechnology Limited	International (PCT) Application has entered national phase in the United States, Europe, China, Japan, Australia, Canada and eight other global jurisdictions.	The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

“Heterocyclic Compounds” Filed: 4 January 2007 Applicant: Prana Biotechnology Limited	A provisional application has been filed.	The invention is directed to chemical structures of the 8-substituted quinoline MPAC class and their utility in the treatment of neurological conditions.

“Neurologically- Active Compounds” Filed: 1 April 2005 Applicant: Prana Biotechnology Limited	International (PCT) application designating, United States, Europe, China, Japan, Australia, Canada and eight other global jurisdictions.	The invention is directed to 'F4' MPAC chemical structures and their utility in the treatment of neurological conditions.

“Use of Phanquinone for the treatment of Alzheimer’s Disease”. Filed: 19 October 2000 Applicant: Prana Biotechnology Limited	Patent has been granted in the United States. An application in Japan is under examination. .	This invention is directed to the use of Phanquinone for the treatment of Alzheimer's Disease.

“Use of Phanquinone for the treatment of memory impairment”. Filed: 3 April 2003 Applicant: Prana Biotechnology Limited	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to the use of Phanquinone for the treatment of Age Related Memory Impairment.

“Use of Clioquinol for the treatment of Alzheimer’s Disease”. Filed: 13 February 1998 Applicant: Prana Biotechnology Limited	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to the use of clioquinol for the treatment of Alzheimer's Disease.

“Pharmaceutical compositions of Clioquinol with B12 for therapeutic use”. Filed: 13 February 1998 Applicant: Prana Biotechnology Limited	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to clioquinol pharmaceutical compositions comprising B12.

“Use of Clioquinol for the treatment of Parkinson's Disease”. Filed: 13 February 1998 Applicant: Prana Biotechnology Limited	Patent in the United States has been granted. An application in Japan is under examination.	This invention is directed to the use of clioquinol for the treatment of Parkinson's Disease.

“Method of treatment and prophylaxis and agents useful for same” Filed: 13 April 2007 Applicant: Prana Biotechnology Limited	A complete PCT application has been filed.	This invention is directed to MPAC compounds for the treatment of Age Related Macular Degeneration.

“A method of prophylaxis or treatment and agents for same”. Filed: 22 June 2007 Applicant: Prana Biotechnology Limited	A complete PCT application has been filed.	This invention is directed to MPAC compounds for treating selected cancers.

CORPORATE GOVERNANCE REPORT

A review of the Company’s ‘Corporate Governance Framework’ is performed on a periodic basis to ensure that it is relevant and effective in light of the changing legal and regulatory requirements. The Board of Directors (‘the Board’) continues to adopt a set of Corporate Governance Practices and a Code of Conduct appropriate for the size, complexity and operations of the Company and its subsidiaries.

Unless otherwise stated all Policies and Charters meet the ASX Corporate Governance Council’s Best Practice Recommendations and have been in effect for the full reporting period. All Charters and Policies are available from the Company or on its website at www.pranabio.com

ROLE OF THE BOARD AND MANAGEMENT

The Board’s role is to govern the Company rather than to manage it. In governing the Company, the Directors must act in the best interests of the Company as a whole. It is the role of senior management to manage the Company in accordance with the direction and delegations of the Board and the responsibility of the Board to oversee the activities of management in carrying out these delegated duties.

The Board’s responsibilities are detailed in its Board Charter and cover the following broad categories:

1	Leadership of the organisation

2	Strategy formulation

3	Overseeing planning activities

4	Shareholder liaison

5	Monitoring, compliance and risk management

6	Company finances

7	Human resources

8	Ensuring the health, safety and well-being of Directors, Officers and Contractors

9	Delegation of authority

10	Remuneration policy

11	Nomination policy

STRUCTURE AND COMPOSITION OF THE BOARD

The Board has been formed so that it has an effective mix of personnel, committed to adequately discharging their responsibilities and duties and being of value to the Company.

The names of the Directors, their independence under the ASX Corporate Governance Council’s Best Practice Recommendations, qualifications and experience are stated in the Directors’ Profiles on pages 12 to 13 along with the term of office held by each.

The Board believes that the interests of all Shareholders are best served by:

•	Directors having the appropriate skills, experience and contacts within the Company’s industry;

•	the Company striving to have a balance between the overall number of Directors and the number of Directors being independent as defined in the ASX Corporate Governance Guidelines;

•	some significant parties within whom the Company has contractual arrangements being represented on the Board during the early years of the development of the Company; and

•	some major Shareholders being represented on the Board.

A majority of Directors of the Company are classified as being ‘Independent’. However, due to the stage in the Company’s development, the Board believes that the most appropriate person for the position of Chairman is an Executive Officer of the Company. The Executive Officer’s overall expertise is crucial to the Company’s development and negates any perceived lack of independence. The Chairman of the Board is also the Chief Executive Officer (CEO) of the Company.

However, where any Director has material personal interest in a matter and, in accordance with the Corporations Act 2001, the Director will not be permitted to be present during discussion or to vote on the matter. The enforcement of this requirement aims to ensure that the interest of Shareholders, as a whole, is pursued and that their interest or the Director’s independence is not jeopardised.

Directors collectively or individually have the right to seek independent professional advice at the Company’s expense, up to specified limits, to assist them to carry out their responsibilities. All advice obtained is made available to the full Board.

The Company has a Nomination Committee whose current members and their qualifications, are detailed in the Directors’ Profiles on pages 12 to 13. Details of attendance of the members of the Nomination Committee are contained on page 21.

ETHICAL AND RESPONSIBLE DECISION-MAKING

As part of its commitment to recognising the legitimate interests of Stakeholders, the Company has established a Code of Conduct to guide compliance with legal and other obligations to legitimate Stakeholders.

The Company has a share trading policy that regulates the dealings by Directors, Officers and Employees, in shares, options and other securities issued by the Company. The policy has been formulated to ensure that Directors, Officers, Employees and Consultants who work on a regular basis for the Company are aware of the legal restrictions on trading in Company securities while in possession of unpublished price-sensitive information.

INTEGRITY IN FINANCIAL REPORTING

In accordance with the Board’s policy, the CEO and Chief Financial Officer (CFO) have made attestations recommended by the ASX Corporate Governance Council as to the Company’s financial condition prior to the Board signing this Annual Report.

The Company has a duly constituted Audit, Risk and Compliance Committee, consisting of three Independent Non-Executive Directors. The current members of the Committee, as at the date of this report, and their qualifications are detailed in the Directors’ Profiles on pages 12 to 13.

The Committee holds a minimum of four meetings a year. Details of attendance of the members of the Audit, Risk & Compliance Committee are contained on page 21.

CORPORATE GOVERNANCE REPORT

TIMELY AND BALANCED DISCLOSURE

The Board has designated the Company Secretary as the person responsible for overseeing and co-ordinating disclosure of information to the ASX as well as communicating with the ASX. In accordance with ASX Listing Rules the Company immediately notifies the ASX of information concerning the Company:

1	that a reasonable person would or may expect to have a material effect on the price or value of the Company’s securities; and

2	that would, or would be likely to influence persons who commonly invest in securities in deciding whether to acquire or dispose of the Company’s securities.

RIGHTS OF SHAREHOLDERS

The Company respects the rights of its shareholders, and to facilitate the effective exercise of the rights, the Company is committed to:

1	communicating effectively with Shareholders through ongoing releases to the market via ASX information and General Meetings of the Company;

2	giving Shareholders ready access to balanced and understandable information about the Company and Corporate Proposals;

3	making it easy for Shareholders to participate in General Meetings of the Company; and

4
requesting the External Auditor to attend the Annual General Meeting and be available to answer Shareholder’s questions about the conduct of the audit, and the preparation and content of the Auditor’s Report.

Any Shareholder wishing to make inquiries of the Company is advised to contact the registered office. All public announcements made by the Company can be obtained from the ASX’s website www.asx.com.au

RECOGNISE AND MANAGE RISK

The Audit, Risk & Compliance Committee has established a policy for risk oversight and management within the Company. This is periodically reviewed and updated.

The CEO and CFO have given a statement to the Board that:

a)
in accordance with ‘Best Practice Recommendation 4.1’, that the Financial Statements are founded on a sound system of risk management and internal compliance and control which implements the Policies adopted by the Board; and

b)	the Company’s ‘Risk Management and Internal Compliance and Control System’, in so far as it relates to financial risk, is operating effectively in all material aspects.

ENCOURAGE ENHANCED PERFORMANCE

A ‘Performance Evaluation Policy’ has been established to evaluate the performance of the Board, individual Directors and Key Management Personnel of the Company. The Board is responsible for conducting evaluations on a periodic basis in line with these policy guidelines. During the reporting period the board and individual performance evaluations were conducted on an informal basis. This provided feedback and evaluation for future development.

During the year, all Directors have full access to all Company records and receive Financial and Operational Reports at each Board Meeting.

An induction program has been established for new Directors.

REMUNERATE FAIRLY AND RESPONSIBLY

The Company has adopted a Remuneration Committee to administer the Company’s remuneration policy. The Committee is responsible for:

*	setting the remuneration and conditions of service for all Executive and Non-Executive Directors, Officers and Employees of the Company;

*	approving the design of Executive & Employee incentive plans (including equity-based plans) and proposed payments or awards under such plans;

*	reviewing performance hurdles associated with incentive plans;

*	making recommendations to the Board on the remuneration of Non- Executive Directors within the aggregate approved by shareholders at General Meetings from time to time;

*	consulting appropriately qualified Consultants for advice on remuneration and other conditions of service as deemed necessary;

*	succession planning for the CEO and Senior Executive Officers; and

*	performance assessment of the CEO and Senior Executives Officers.

The Company also has a Share Plan Committee created to administer the Share Plans adopted at the 2004 AGM. The Committee is a sub-committee of the Remuneration Committee.

The Company is committed to remunerating its Senior Executives in a manner that is market-competitive and consistent with ‘Best Practice’ as well as supporting the interests of Shareholders. Senior Executives may receive a remuneration package based on fixed and variable components, determined by their position and experience. Shares and/or options may also be granted based on an individual’s performance, with those granted to Directors subject to Shareholder approval.

Non-Executive Directors are remunerated out of the maximum aggregate amount approved by Shareholders for the remuneration of Non-Executive Directors. Non-Executive Directors may be entitled to statutory superannuation, but no other retirement benefits. Non-Executive Directors do not receive performance based bonuses and do not participate in equity schemes of the Company without prior Shareholder approval.

Current remuneration is disclosed in the Remuneration Report contained in the Directors’ Report on pages 13 to 20 and in Note 5 on pages 36 to 38.

The current members of the Remuneration Committee, as at the date of this report, and their qualifications are detailed in the Directors’ Profiles on pages 12 to 13. Details of attendance of the members of the Remuneration Committee are contained on page 21.

LEGITIMATE INTERESTS OF STAkEHOLDERS

The Board acknowledges the legitimate interests of various stakeholders such as employees, clients, customers, government authorities, creditors and the community as a whole. As a good corporate citizen, it encourages compliance and commitment to appropriate corporate practices that are fair and ethical via its ‘Code of Conduct Policy’.

DIRECTORS’ REPORT

The Directors of Prana Biotechnology Limited submit herewith the annual financial report of the Company for the financial year ended 30 June 2007. In order to comply with the provisions of the Corporations Act 2001, the Directors’ Report as follows:

DIRECTORS

The following persons were Directors of Prana Biotechnology Limited during the whole of the financial year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer

Prof. Colin Masters	Executive Director (Resigned 2 July 2007)

Mr Brian Meltzer	Non-Executive Independent Director

Dr George Mihaly	Non-Executive Independent Director

Mr Peter Marks	Non-Executive Independent Director

COMPANY SECRETARY

Mr Richard Revelins has served as the Company’s Company Secretary since 7 February 2000. Mr Revelins was appointed Chief Financial Officer of the Company in June 2004. Mr Revelins is an Executive Director and Principal of Peregrine Corporate Ltd, an Australian based investment bank. Mr Revelins has held senior positions in international merchant banks and is currently a Director of a number of companies listed on the Australian Stock Exchange, including Mintails Limited (appointed 21 July 2000) and Mining Projects Group Ltd (appointed 29 August 1991). He is also a director of Cangold Inc. (appointed 9 March 2000), a company listed on the Canadian Venture Exchange.

PRINCIPAL ACTIVITIES

The consolidated entity’s principal activities during the course of the year were to commercialise research into Alzheimer’s Disease and other major age-related degenerative disorders. There have been no significant changes in the nature of those principal activities during the financial year.

REVIEW AND RESULTS OF OPERATIONS

The consolidated net loss of the consolidated entity after providing for income tax amounted to $11,142,320 (2006: $11,590,594 loss). For further detail, refer to the Review of Operations set out on pages 2 to 6.

DIVIDENDS PAID OR RECOMMENDED

The Directors did not pay any dividends during the financial year. The Directors do not recommend the payment of a dividend in respect of the 2007 financial year.

SHARE OPTIONS GRANTED TO DIRECTORS AND KEY MANAGEMENT PERSONNEL

During or since the end of the financial year an aggregate of 2,900,000 share options were granted by Prana Biotechnology Limited to the following Directors of the Company:

Director	No of Options Granted	No of Ordinary Shares Under Options Granted
Mr Geoffrey Kempler	1,000,000	1,000,000
Prof. Colin Masters	1,000,000	1,000,000
Mr Brian Meltzer	300,000	300,000
Dr George Mihaly	300,000	300,000
Mr Peter Marks	300,000	300,000
	2,900,000	2,900,000

During or since the end of the financial year an aggregate of 2,175,000 share options were granted by Prana Biotechnology Limited to the following Key Management Personnel of the Company:

Director	No of Options Granted	No of Ordinary Shares Under Options Granted
Mr Richard Revelins	300,000	300,000
Dr Ross Murdoch	625,000	625,000
Ms Dianne Angus	1,250,000	1,250,000
	2,175,000	2,175,000

Dr Murdoch also received 120,000 ordinary shares and exercised the above options.

EARNINGS PER SHARE

Basic loss per share 7.92 cents (2006: 9.05 cents).

CORPORATE STRUCTURE

Prana Biotechnology Limited is a Company limited by shares that was incorporated in and is domiciled in Australia. Prana Biotechnology Limited has 2 subsidiaries:

*	Prana Biotechnology Inc, a company limited by shares that was incorporated in and is domiciled in the United States; and

*	Prana Biotechnology UK Ltd, a company limited by shares that was incorporated in and is domiciled in the United Kingdom.

EMPLOYEES

The Company had 9 employees at 30 June 2007 (2006: 14 employees).

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

In the opinion of the Directors, there were no significant changes in the state of affairs of the consolidated entity during the financial year under review not otherwise disclosed in this Annual Report.

DIRECTORS’ REPORT

AFTER BALANCE DATE EVENTS

On 12 September 2007 the Company issued a Notice of Meeting seeking shareholder approval for the issue of shares and options to raise up to $10 million. The meeting is scheduled for 15 October 2007.

There has not been further matters or circumstances, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

FUTURE DEVELOPMENTS, PROSPECTS AND BUSINESS STRATEGIES

The likely developments in the consolidated entity’s operations, to the extent that such matters can be commented upon, are covered in the Review of Operations on pages 2 to 6 of this Annual Report. In the opinion of the Directors, disclosure of information regarding the expected results of those operations in financial years after the current financial year is not predictable at this stage, or may prejudice the interests of the consolidated entity. Accordingly, this information has not been included in this report.

ENVIRONMENTAL ISSUES

The consolidated entity is involved in scientific research and development, and the activities do not create any significant environmental impact to any material extent. The consolidated entity’s scientific research activities are in full compliance with all prescribed environmental regulations.

INFORMATION ON DIRECTORS

The names and particulars of Directors of the Company in office at any time during or since the end of the financial year are:

Mr Geoffrey Kempler - Executive Chairman and Chief Executive Officer
Appointed to the Board - 11 November 1997
Last Elected by shareholders - 17 November 2004
Qualifications - B.Sc. Grad. Dip. App. Soc. Psych

Experience - Mr Kempler has served as Chairman of our Board of Directors since November 1997, between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer. Mr Kempler is one of the founders of our Company. Mr Kempler is a qualified psychologist and the major shareholder of Aroma Science Pty Ltd, which holds the Australian distribution and marketing rights to the Aveda range of products. Mr Kempler, who has extensive experience in investment and business development, has managed our operations to date and has been responsible for the implementation of our strategic plan and the commercialisation of our technology.

Interest in Shares and Options - 17,055,000 ordinary shares and 2,000,000 options over ordinary shares

Committees - Nil

Current or Former Directorships held in other listed entities within the last 3 years - Nil

Prof. Colin Masters - Executive Director
Appointed to the Board - 9 December 1999
Last Elected by shareholders - 30 November 2006
Resigned from the Board - 2 July 2007
Qualifications - B.Med.Sci (Honours), MBBS, MD, F.R.C. Path, FRCPA, F.A.A.

Experience - Prof. Masters graduated with a degree in Medicine from the University of Western Australia in 1970. Since such time, Prof. Masters has held many senior scientific research positions predominately in the area of Alzheimer’s Disease research and is currently a Laureate Professor at the University of Melbourne, Executive Director and Chief of Neuropathology of the Mental Health Research Institute of Victoria, Consultant in Pathology at the Royal Melbourne Hospital and Chief Scientific Advisor for NeuroScience Australia. Prof. Masters is primarily responsible for the implementation of the research strategy of our company.

Interest in Shares and Options - 184,666 ordinary shares and 2,000,000 options over ordinary shares

Committees - Nil

Current or Former Directorships held in other listed entities within the last 3 years - Nil

Mr Brian Meltzer - Non-Executive Independent Director
Appointed to the Board - 9 December 1999
Last Elected by shareholders - 30 November 2005
Qualifications - B. Com., M Ec.

Experience - Mr Meltzer is an investment banker with Babcock & Brown and has 25 years experience in finance. Mr Meltzer is a Director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology. Mr Meltzer is a Non-Executive Director on the boards of a number of private companies. He is also a Director on the boards of the Australian-Israel Chamber of Commerce and the Paraplegic and Quadriplegic Association of Victorian (Paraquad).

Interest in Shares and Options - 326,666 ordinary shares and 600,000 options over ordinary shares

Committees - Chairman of the Audit, Risk and Compliance Committee, Remuneration Committee and Nomination Committee

Current or Former Directorships held in other listed entities within the last 3 years - Nil

Dr George Mihaly - Non-Executive Independent Director
Appointed to the Board - 9 December 1999
Last Elected by shareholders - 30 November 2005
Qualifications - B. Pharm, M.Sc., Ph.D. FAICD

Experience - Dr Mihaly has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid-1994 to early 2000, Dr Mihaly was the founding executive Chairman and Managing Director of Synermedica Pty Ltd, one of Australia’s leading independent consultant research organisations to the pharmaceutical industry. Synermedica merged with the global CRO, Kendle International Inc, in April 2000 and Dr Mihaly continued as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd) until December 2004. Over the course of the last 23 years in academia and industry, Dr Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from Phase I, II, III and IV clinical trials.

DIRECTORS’ REPORT

Interest in Shares and Options - 226,666 ordinary shares and 600,000 options over ordinary shares

Committees - Member of the Audit, Risk and Compliance Committee, Remuneration Committee and Nomination Committee.

Current or Former Directorships held in other listed entities within the last 3 years - Prima Biomed Ltd (appointed 24 January 2005, resigned 22 December 2006)

Mr Peter Marks - Non-Executive Independent Director
Appointed to the Board - 29 July 2005
Last Elected by shareholders - 30 November 2005
Qualifications - BEc LLB Grad. Dip. Comm. Law MBA

Experience - Mr Marks also serves as Executive Chairman of KarmelSonix Ltd, a medical devices company listed on the ASX that is focused on developing and commercialising a range of devices in the respiratory medicine sector. From September 1998 until March 2001, Mr Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr Marks served as Head of the Melbourne Companies Department at the Australian Stock Exchange and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance positions at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia.

In his roles with these various financial institutions, Mr Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuations, business strategies, acquisitions and international opportunities. Mr Marks is currently a Director of Peregrine Corporate Ltd, an Australian based investment bank and MicroFuze International Plc, an AIM listed company commercialising metal diffusion technologies.

Interest in Shares and Options - 43,111 ordinary shares and 600,000 options over ordinary shares

Committees - Member of the Audit, Risk and Compliance Committee Current or Former Directorships held in other listed entities within the last 3 years

•	MicroFuze International Plc (appointed November 2005)

•	Karmelsonix Ltd (appointed 21 November 2006)

•	Select Vaccines Ltd (appointed 31 December 2000, resigned 9 August 2006)

•	Premier Bionics Ltd (appointed 18 December 2001, resigned 10 May 2007)

REMUNERATION REPORT

The information provided under Sections A to D includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures. These disclosures have been transferred from the financial report and have been audited. The disclosures in Section E are additional disclosures required by the Corporations Act 2001 and the Corporations Regulations 2001 and have not been audited.

The Directors of Prana Biotechnology Limited during the year were:
Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer

Prof. Colin Masters	Executive Director
Resigned 2 July 2007

Mr Brian Meltzer	Non-Executive Independent Director

Dr George Mihaly	Non-Executive Independent Director

Mr Peter Marks	Non-Executive Independent Director

The Key Management Personnel of Prana Biotechnology Limited and the consolidated entity during the year were:

Mr Richard Revelins	Company Secretary and Chief Financial Officer

Dr Ross Murdoch	President and Chief Operating Officer
Resigned 31 May 2007

Ms Dianne Angus	Chief Operating Officer
Appointed 31 May 2007
Senior Vice President of Business Development,
IP and Research
Reassigned 31 May 2007

These were the only executives of Prana Biotechnology Limited and the consolidated entity during the financial year ended 30 June 2007.

A. Principles used to determine the nature and amount of remuneration (audited)

Remuneration Policy

Remuneration of all Executive and Non-Executive Directors, Officers and Employees of the Company is determined by the Board following recommendation by the Remuneration Committee.

The Company is committed to remunerating Senior Executives and Executive Directors in a manner that is market-competitive and consistent with “Best Practice” including the interests of Shareholders. Remuneration packages are based on fixed and variable components, determined by the Executives’ position, experience and performance, and may be satisfied via cash or equity.

Non-Executive Directors are remunerated out of the maximum aggregate amount approved by Shareholders and at a level that is consistent with industry standards. Non-Executive Directors do not receive performance based bonuses and prior Shareholder approval is required to participate in any issue of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

DIRECTORS’ REPORT

Remuneration Policy versus Company Financial Performance

The Company’s Remuneration Policy is not directly based on the Company’s performance, rather on industry practice.

The Company’s primary focus is research activities with a long term objective of developing and commercialising its research and development results.

The Company envisages its performance in terms of earnings will remain negative whilst the Company continues in the research and/or trial phase. Shareholder wealth reflects this speculative and volatile market sector. This pattern is indicative of the Company’s performance over the past 4 years.

Performance based Remuneration

The purpose of a performance bonus is to reward individual performance in line with Company objectives. Consequently, performance based remuneration is paid to an individual where the individual’s performance clearly contributes to a successful outcome for the Company. This is regularly measured in respect of performance against key performance indicators (“KPI’s”).

The Company uses a variety of KPI’s to determine achievement, depending on the role of the Executive being assessed. These include:

*	successful contract negotiations;

*	Company share price reaching a targeted rate on the ASX or applicable market over a period of time; or

*	achievement of research project milestones within scheduled time and/or budget.

For details of performance based remuneration refer to Employment Contracts of Directors and Key Management Personnel on page 19.

B. Details of Remuneration (audited)

The remuneration for each Director and each of the Key Management Personnel of Prana Biotechnology Limited and the consolidated entity during the year was as follows:

	Short-term employee benefits			Post-Employment Benefits	Share-based
	Cash salary		Non-monetary	Superannuation	Payments
	and fees	Cash bonus	benefits	Contribution	Equity	Total
2007	$	$	$	$	$	$

Directors
Mr Geoffrey Kempler 1, 2 & 6	341,515	-	-	34,151	178,030	553,696
Prof. Colin Masters [1]	115,000	-	-	-	126,358	241,358
Mr Brian Meltzer [1]	96,330	-	-	8,670	53,408	158,408
Dr George Mihaly [1]	110,000	-	-	-	53,408	163,408
Mr Peter Marks [1]	75,000	-	-	-	37,907	112,907
	737,845	-	-	42,821	449,111	1,229,777

key Management Personnel
Mr Richard Revelins [1]	80,000	-	-	-	25,613	105,613
Dr Ross Murdoch [4]	303,014	-	-	24,445	97,144	424,603
Ms Dianne Angus 3, 5 & 6	258,750	-	-	23,288	565,655	847,693
	641,764	-	-	47,733	688,412	1,377,909

1 This includes equity issued as per the Annual General Meetings (AGM’s) held on 30 November 2006, 30 November 2005 and 30 November 2004. As per Australian accounting standards the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach $1.00 and $0.80 respectively for five consecutive trading days. See the 2006 remuneration table on page 16 for valuations on options approved at the 30 November 2005 and 30 November 2004 AGM’s. The option price of options approved at the 30 November 2006 AGM was calculated using the Barrier Pricing Model applying the following inputs:

Grant Date: 30 November 2006	Barrier: $0.80
Pricing Model: American	Days to Expiry: 974
Option Type: Call	Volatility: 100%
Barrier Type: Up and In	Risk-free Interest Rate: 6.02%
Strike Price: $0.00	Expected Dividends: $0.00
Spot Price: $0.43	Option Price: $0.38

DIRECTORS’ REPORT

2 On 1 February 2007, Mr Kempler received a salary increase to $351,273 plus 10% superannuation, an increase from $333,636 plus 10% superannuation.

3 Ms Angus received a salary increase during the year to $268,125 plus 9% superannuation. Ms Angus contracted working days increase from 4 to 5 days per week.

4 Dr Murdoch received 120,000 ordinary shares valued at the market share price at date of grant, of $0.38 per ordinary share. Dr Murdoch also received options. The option price was calculated using the Barrier Pricing Model applying the following inputs:

Grant Date: 7 August 2006	Barrier: $0.40
Pricing Model: American	Days to Expiry: 31
Option Type: Call	Volatility: 88%
Barrier Type: Up and In	Risk-free Interest Rate: 5.89%
Strike Price: $0.00	Expected Dividends: $0.00
Spot Price: $0.30	Option Price: $0.08

5 Ms Angus received two tranches of options. The option prices were calculated using the Barrier Pricing Model applying the following inputs:

Tranche 1
Grant Date: 2 October 2006	Barrier: $0.40
Pricing Model: American	Days to Expiry: 5
Option Type: Call	Volatility: 23%
Barrier Type: Up and In	Risk-free Interest Rate: 5.87%
Strike Price: $0.00	Expected Dividends: $0.00
Spot Price: $0.48	Option Price: $0.48

Tranche 2
Grant Date: 12 June 2007	Barrier: $0.40
Pricing Model: American	Days to Expiry: 2555
Option Type: Call	Volatility: 82%
Barrier Type: Up and In	Risk-free Interest Rate: 6.38%
Strike Price: $0.00	Expected Dividends: $0.00
Spot Price: $0.35	Option Price: $0.34

6  In accordance with employment contracts, long service leave has been accrued in respect of the Geoffrey Kempler and Dianne Angus. At 30 June 2007, $6091, and $18,163 respectively, had been accrued to date. No amounts have been paid in the 30 June 2007 financial year.

DIRECTORS’ REPORT

				Post-Employment
	Short-term employee benefits			Benefits	Share-based
	Cash salary		Non-monetary	Superannuation	Payments
	and fees	Cash bonus	benefits	Contribution	Equity	Total
2006	$	$	$	$	$	$
Directors
Mr Geoffrey Kempler 1, 3 & 6	334,545	100,000	-	33,455	92,770	560,770
Prof. Colin Masters [2]	115,000	-	-	-	16,775	131,775
Mr Brian Meltzer [1]	97,569	-	-	7,431	27,831	132,831
Dr George Mihaly [1]	105,000	-	-	-	27,831	132,831
Mr Peter Marks [2]	75,000	-	-	-	5,033	80,033
	727,114	100,000	-	40,886	170,240	1,038,240
key Management Personnel
Mr Richard Revelins	80,000	-	-	-	-	80,000
Dr Ross Murdoch 4 & 6	285,000	-	-	25,650	-	310,650
Ms Dianne Angus 5 & 6	185,048	-	-	16,654	-	201,702
	550,048	-	-	42,304	-	592,352

1 This equity was issued as per the AGM held on 17 November 2004. As per Australian accounting standards the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach $1.00 for five consecutive trading days.

The option price was calculated using the Barrier Pricing Model applying the following inputs:
Grant Date: 17 November 2004	Barrier: $1.00
Pricing Model: American	Days to Expiry: 208
Option Type: Call	Volatility: 70%
Barrier Type: Up and In	Risk-free Interest Rate: 5.05%
Strike Price: $0.00	Expected Dividends: $0.00
Spot Price: $0.56	Option Price: $0.51

2 This equity was issued as per the AGM held on 30 November 2005. As per Australian accounting standards the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach $1.00 for five consecutive trading days.

The option price was calculated using the Barrier Pricing Model applying the following inputs:

Grant Date: 30 November 2005	Barrier: $1.00
Pricing Model: American	Days to Expiry: 1609
Option Type: Call	Volatility: 110%
Barrier Type: Up and In	Risk-free Interest Rate: 5.35%
Strike Price: $0.00	Expected Dividends: $0.00
Spot Price: $0.21	Option Price: $0.18

3 Mr Kempler achieved a bonus milestone, the successful completion of the Phase 1 trial for PBT-2 as set out in his employment contract. There is a potential for a further $100,000 for the satisfactory completion of a proof of concept study such as a Phase Two (A) trial on efficacy and dosage.

4 On 1 January 2006, Dr Murdoch received a salary increase to $295,000 plus 9% superannuation

5 On 1 January 2006, Ms Angus received a salary increase to $195,000 plus 9% superannuation. Ms Angus has received additional remuneration in recognition of additional hours worked.

6 In accordance with employment contracts, long service leave has been accrued in respect of the Geoffrey Kempler, Ross Murdoch and Dianne Angus. At 30 June 2006, $53,632 had been accrued to date. No amounts have been paid in the 30 June 2006 financial year.

DIRECTORS’ REPORT

Performance Income as a Proportion of Total Remuneration

All Executives are eligible to receive incentives whether through employment contracts or by the recommendation of the Board. Their performance payments are based on a set monetary value, set number of shares or options or as a portion of base salary. Therefore there is no fixed proportion between incentive and non-incentive remuneration.

Non-Executive Directors are not entitled to receive bonuses and/or incentives. During the past year, Directors and the Company Secretary received equity as approved by shareholders at the 2006 AGM in recognition of future contributions to the growth and success of the Company. Employees have received equity as recommended by the Remuneration Committee.

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed Remuneration		At Risk - LTI
Directors	2007	2006	2007	2006
Mr Geoffrey Kempler	68%	83%	32%	17%
Prof. Colin Masters	48%	87%	52%	13%
Mr Brian Meltzer	66%	79%	34%	21%
Dr George Mihaly	67%	79%	33%	21%
Mr Peter Marks	66%	94%	34%	6%

Key Management Personnel
Mr Richard Revelins	76%	100%	24%	-
Dr Ross Murdoch	77%	100%	23%	-
Ms Dianne Angus	33%	100%	67%	-

At risk long term incentive (LTI) relates to remuneration provided in the form of share based payments. There are no short term incentives considered to be at risk in the current or prior year.

C. Share-based compensation (audited)

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of an Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the consolidated entity’s intellectual property rights. Due to the consolidated entity’s US presence, a US plan and an Australian plan were developed. At 30 June 2007 equity had been issued to 1 previous Director while a Director under the US plan and 5 Directors, 3 Key Management Personnel, 11 employees and 8 consultants under the Australian Plan.

The terms and conditions of each grant of options affecting Director and Key Management Personnel remuneration in the previous, this or future reporting periods are as follows:
Grant date	Date vested and exercisable	Expiry date	Share Price Hurdle	Value per option at grant date
17 November 2004	-	30 June 2010	$1.00	$0.51
30 November 2005	-	30 June 2010	$1.00	$0.18
7 August 2006	7 September 2006	7 August 2014	$0.40	$0.08
2 October 2006	6 October 2006	7 August 2014	$0.40	$0.48
30 November 2006	-	31 July 2009	$0.80	$0.38
12 June 2007	-	7 August 2014	$0.40	$0.34

All options are exercisable at nil consideration.

DIRECTORS’ REPORT

Details of options over ordinary shares in the Company provided as remuneration to each Director of Prana Biotechnology Limited and each Key Management Personnel of the parent entity and consolidated entity are set out below.

	Number of options granted during the year		Number of options vested during the year
Directors	2007	2006	2007	2006
Mr Geoffrey Kempler	1,000,000	-	-	-
Prof. Colin Masters	1,000,000	1,000,000	-	-
Mr Brian Meltzer	300,000	-	-	-
Dr George Mihaly	300,000	-	-	-
Mr Peter Marks	300,000	300,000	-	-

Key Management Personnel
Mr Richard Revelins	300,000	-	-	-
Dr Ross Murdoch	625,000	-	625,000	-
Ms Dianne Angus	1,250,000	-	1,000,000	-

Details of ordinary shares provided as a result of exercise of remuneration options to each director of Prana Biotechnology Limited and each Key Management Personnel of the parent entity and consolidated entity are set out below:
Name	Date exercised	Number of ordinary shares issued on exercise of options
Ross Murdoch	31 May 2007	625,000

All options were exercisable at nil consideration.

The following table discloses the value of shares granted during the year for Directors and Key Management Personnel.

	No of Shares Granted	Shares Granted Value at Grant Date	Value of Shares Included in Remuneration for the Year	Value of Shares yet to be Expensed	Percentage of Total Remuneration for the Year that Consisted of Shares
	No.	$	$	$	%
Key Management Personnel
Dr Ross Murdoch	120,000	45,600	45,600	-	11

DIRECTORS’ REPORT

D. Employment Contracts of Directors and key Management Personnel (audited)

The following Directors and Key Management Personnel were under contract at 30 June 2007:

Directors	Duration	Notice Requirements	Termination
Geoffrey Kempler	Until termination by either party Signed 21 September 2007	For Good Reason Mr Kempler may termination with 30 days notice	• $1 million payable within 90 days of the termination date provided the Company has sufficient capital resources to fulfil the obligation

• Accrued entitlements, bonuses and equity issues

• Accelerate the vesting of any unvested options

		Without Good Reason Mr Kempler may terminate with 90 days notice	• Bonus pro-rated only if termination occurs in 1st year

• Accrued entitlements, bonuses and equity issues

• Permitted to exercise any unvested options to purchase shares that pre-existed in contract

		Without Good Reason the Company may termination with 90 days notice	• $1 million payable within 90 days of the termination date provided the Company has sufficient capital resources to fulfil the obligation

• Accrued entitlements, bonuses and equity issues

• Accelerate the vesting of any unvested options

		With Good Reason the Company may terminate with 30 days notice	• Bonus pro-rated only if termination occurs in 1st year

• Accrued entitlements, bonuses and equity issues

• Permitted to exercise any unvested options to purchase shares that pre-existed in contract
Key Management Personnel
Dr Ross Murdoch	Until termination by either party Signed 7 August 2006 Resigned 31 May 2007	For Good Reason Dr Murdoch may terminate with 30 days notice
* Pay remuneration entitlements up to 29 May 2008 or if termination occurs after 29 May 2007, then 1 year from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity

* Accrued entitlements

* Accelerate the vesting of any unvested options

		Without Good Reason Dr Murdoch may terminate with 120 days notice	* Accrued entitlements

* Permitted to keep and/or exercise options that have vested at the time of termination

Without Cause the Company may terminate with 120 days notice
* Pay remuneration entitlements up to 29 May 2008 or if termination occurs after 29 May 2007, then 1 year from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity

* Accrued entitlements

* Accelerate the vesting of any unvested options

		With Cause the Company may terminate without notice	* Accrued entitlements

Ms Dianne Angus	Until termination by either party Signed 2 October 2006 Amendment signed 12 June 2007	For Good Reason Ms Angus may terminate with 30 days notice
* Pay remuneration entitlements 1 year from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash , equity in the Company or as a combination of both cash and equity

* Accrued entitlements including all unreimbursed business expenses

* Accelerate the vesting of any unvested options

		Without Good Reason Ms Angus may terminate with 120 days notice	* Permitted to keep and/or exercise options that have vested at the time of termination

* Accrued entitlements including all unreimbursed business expenses

Without Cause the Company may terminate with 120 days notice
* Pay remuneration entitlements 1 year from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash , equity in the Company or as a combination of both cash and equity

* Accrued entitlements including all unreimbursed business expenses

* Accelerate the vesting of any unvested options

		With Cause the Company may terminate without notice	* Accrued entitlements including all unreimbursed business expenses

* Permitted to keep and/or exercise options that have vested at the time of termination

DIRECTORS' REPORT

E. Additional information (unaudited)

Details of Remuneration: Cash Bonuses and Options

The following table provides the percentage of the available grant that was paid or that vested in the financial year and the percentage that was forfeited. No cash bonuses have been paid or forfeited in the current or prior year.

	Financial Year Granted	Vested %	Forfeited %	Financial years in which options may vest	Minimum total value of grant yet to vest $	Total value of grant yet to vest $
Directors
Mr Geoffrey Kempler	2005 & 2007	-	-	2009 & 2010	574,209	574,209
Prof. Colin Masters	2006 & 2007	-	100	-	-	-
Mr Brian Meltzer	2005 & 2007	-	-	2009 & 2010	172,262	172,262
Dr George Mihaly	2005 & 2007	-	-	2009 & 2010	172,262	172,262
Mr Peter Marks	2006 & 2007	-	-	2009 & 2010	125,753	125,753

Key Management Personnel
Mr Richard Revelins	2007	-	-	2009	88,735	88,735
Dr Ross Murdoch	2007	100	-	-	-	-
Ms Dianne Angus	2007	80	-	2008	-	-

Share based payment as a proportion of remuneration and value of options and warrants at grant date and exercise date.

	A	B	C	D	E
	Remuneration	Value at	Value at	Value at	Total of
2007	consisting of equity	grant date	exercise date	lapse date	columns B - D
Directors
Mr Geoffrey Kempler	32%	894,570	-	-	894,570
Prof. Colin Masters	52%	562,310	-		562,310
Mr Brian Meltzer	34%	268,371	-	-	268,371
Dr George Mihaly	33%	268,371	-	-	268,371
Mr Peter Marks	34%	168,693	-	-	168,693

Key Management Personnel
Mr Richard Revelins	24%	114,348	-	-	114,348
Dr Ross Murdoch	12%	51,544	225,000	-	276,544
Ms Dianne Angus	67%	565,655	-	-	565,655

A = The percentage of the value of remuneration consisting of options based on the value at the grant date.

B = The value at grant date calculated in accordance with AASB 2 Share based payment of options granted during the year as part of remuneration

C = The value at exercise date of options that were granted as part of remuneration and were exercised during the year

D = The value at lapse date of options that were granted as part of remuneration and that lapsed during the year

DIRECTORS' REPORT

Meetings of Directors

The following table sets out the number of Directors’ Meetings (including meetings of committees of Directors) held during the financial year and the number of meetings attended by each Director.

During the financial year 16 Board Meetings, 6 Audit, Risk and Compliance Committee Meetings, 2 Nomination Committee Meetings and 2 Remuneration Committee Meetings were held.

	Board Meetings		Committee Meetings
			Audit, Risk & Compliance		Nomination		Remuneration
			Committee		Committee		Committee
	Number		Number		Number		Number
	eligible to	Number	eligible to	Number	eligible to	Number	eligible	Number
	attend	attended	attend	attend	attend	attend	to attend	attended
Mr Geoffrey Kempler	16	15	-	-	-	-	-	-

Prof. Colin Masters	16	16	-	-	-	-	-	-

Mr Brian Meltzer	16	16	6	6	2	2	2	2

Dr George Mihaly	16	16	6	6	2	2	2	2

Mr Peter Marks	16	16	6	6	-	-	-	-

Indemnifying Directors and Officers

During the financial year the Company entered into an insurance policy to indemnify Directors and Officers against certain liabilities incurred as a Director or Officer, including costs and expenses associated in successfully defending legal proceedings. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an Officer or Auditor of the Company or any related body corporate against a liability incurred as such an Officer or Auditor.

Share Options/Warrants on Issue at 30 June 2007

As at 30 June 2007 the unissued ordinary shares of Prana Biotechnology Limited under options/warrants were as follows:

Date of expiry	Exercise price ($)	Number under option/warrant		Exercise Hurdle

17 December 2007	AUD 0.50	1,100,000
4 June 2009	USD 0.80	33,200,000	[1]
31 July 2009	AUD 0.00	3,200,000		These share options can only be exercised once the share price
				of the Company reaches AUD$0.80 for 5 consecutive trading days.
30 November 2009	AUD 0.446	4,352,893
30 June 2010	AUD 0.00	3,677,500		These share options can only be exercised once the share price of the
				Company reaches AUD$1.00 for 5 consecutive trading days.
31 December 2011	AUD 0.00	620,762		These share options can only be exercised once the share price of the
				Company reaches AUD$0.50 for 5 consecutive trading days.
17 December 2012	USD 0.50	3,800,000	[1]
7 August 2014	AUD 0.00	1,330,000		These share options can only be exercised once the share price of the
				Company reaches AUD$0.40 for 5 consecutive trading days.

		51,281,155

1 These options/warrants are convertible to ADRs, 1 ADR = 10 ordinary shares. The number under option/warrant represents the ordinary share number. The exercise price represents the exercise price per ordinary share.

DIRECTORS' REPORT

Shares Issued as a Result of the Exercise of Options/Warrants

During the year ended 30 June 2007, the following ordinary shares of Prana Biotechnology Limited were issued as a result of the exercise of an option. No further options have been exercised since 30 June 2007. No amounts are unpaid on any of the shares.

Exercise Date	Exercise Price	Number of Shares Issued
13 October 2006	$0.00	80,000
1 December 2006	$0.00	15,000
16 April 2007	$0.00	38,000
31 May 2007	$0.00	625,000
		758,000

Proceedings on Behalf of Company

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit Services
The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company are important.

During the year ended 30 June 2007 the Company did not engage the external auditor to provide non-audit services.

Auditor’s Independence Declaration

The lead auditor’s independence declaration as required under section 307C of the Corporations Act 2001 for the year ended 30 June 2007 has been received and can be found on page 23 of the Directors’ Report.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

Mr Geoffrey Kempler
Director

Dated this 27th day of September 2007

AUDITOR’S INDEPENDENCE DECLARATION

PricewaterhouseCoopers ABN 52 780 433 757

Freshwater Place 2 Southbank Boulevard SOUTHBANK VIC 3006 GPO Box 1331L MELBOURNE VIC 3001 DX77
Auditor's Independence Declaration	Website:www.pwc.com/au Telephone 61 3 8603 1000 Facsimile 613 8603 1999

As lead auditor for the audit of Prana Biotechnology Limited for the year ended 30 June 2007, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Prana Biotechnology Limited and the entities it controlled during the period.

SC Bannatyne	Melbourne
Partner	27 August 2007
PricewaterhouseCoopers

Liability limited by a scheme approved under Professional Standards Legislation

INCOME STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

		Consolidated Entity		Parent Entity
	Note	2007	2006	2007	2006
		$	$	$	$

Revenue from continuing operations	2	507,150	762,023	507,150	809,591
Other income	2	287	288,263	287	288,263
Intellectual property expenses	3	(600,232)	(466,426)	(600,232)	(466,426)
Auditor and accounting expenses	3	(260,117)	(205,815)	(260,117)	(205,815)
Research and development expenses	3	(4,492,193)	(7,613,045)	(4,492,193)	(7,613,045)
Personnel expenses	3	(4,554,731)	(3,418,008)	(4,554,731)	(3,392,685)
Depreciation expenses	3	(58,582)	(118,196)	(58,582)	(114,341)
Other expenses	3	(1,008,563)	(824,625)	(1,001,694)	(813,376)
Travel expenses	3	(309,997)	(212,184)	(309,997)	(212,184)
Public relations and marketing expenses	3	(215,455)	(134,750)	(215,455)	(153,311)
Impairment of inter-company loan	3	-	-	(3,727)	(144,601)
Foreign exchange gain/(loss)	3	(757,578)	223,454	(757,774)	224,739
Gain on fair valuation of financial liabilities	3	607,691	128,715	607,691	128,715
Loss before income tax		(11,142,320)	(11,590,594)	(11,139,374)	(11,664,476)
Income tax expense	4	-	-	-	-
Loss for the year		(11,142,320)	(11,590,594)	(11,139,374)	(11,664,476)

Loss per share
Basic loss per share (cents per share)	7a	(7.92)	(9.05)
Diluted loss per share (cents per share)	7b	(7.92)	(9.05)

The above income statements should be read in conjunction with the accompanying notes.

BALANCE SHEETS
AS AT 30 JUNE 2007

		Consolidated Entity		Parent Entity
	Note	2007	2006	2007	2006
		$	$	$	$

ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	7,409,256	10,013,778	7,409,256	10,013,778
Trade and other receivables	9	96,499	194,161	96,499	194,161
Other current assets	12	168,539	110,832	168,539	110,832
TOTAL CURRENT ASSETS		7,674,294	10,318,771	7,674,294	10,318,771

NON-CURRENT ASSETS
Other financial assets	10	-	-	1,415	1,415
Plant and equipment	11	47,891	102,375	47,891	102,375
TOTAL NON-CURRENT ASSETS		47,891	102,375	49,306	103,790
TOTAL ASSETS		7,722,185	10,421,146	7,723,600	10,422,561

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	13	1,661,609	1,538,358	1,658,663	1,538,358
Provisions	15	77,465	76,672	77,465	76,672
TOTAL CURRENT LIABILITIES		1,739,074	1,615,030	1,736,128	1,615,030
NON-CURRENT LIABILITIES
Other financial liabilities	14	321,001	928,692	321,001	928,692
Provisions	15	49,915	76,766	49,915	76,766
TOTAL NON-CURRENT LIABILITIES		370,916	1,005,458	370,916	1,005,458
TOTAL LIABILITIES		2,109,990	2,620,488	2,107,044	2,620,488
NET ASSETS		5,612,195	7,800,658	5,616,556	7,802,073

EQUITY
Issued and unissued capital	16	53,988,412	46,274,127	53,988,412	46,274,127
Reserves	18	4,106,821	2,867,249	4,106,821	2,867,249
Accumulated losses	17	(52,483,038)	(41,340,718)	(52,478,677)	(41,339,303)
TOTAL EQUITY		5,612,195	7,800,658	5,616,556	7,802,073

The above balance sheets should be read in conjunction with the accompanying notes.

STATEMENTS OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2007

			Share Based
		Issued	Payments	Accumulated	Total
	Note	Capital	Reserve	Losses	Equity
		$	$	$	$

Consolidated Entity
Balance at 1 July 2005		45,838,897	2,447,996	(29,750,124)	18,536,769
Shares issued, net of costs	16a	435,230	-	-	435,230
Options issued	18a	-	419,253	-	419,253
Net (Loss) for the period	17	-	-	(11,590,594)	(11,590,594)
Balance at 30 June 2006		46,274,127	2,867,249	(41,340,718)	7,800,658

Shares issued, net of costs	16a	6,345,207	-	-	6,345,207
Options exercised	16a and 18a	106,739	(106,739)	-	-
Options issued	16b and 18a	1,262,339	1,349,261	-	2,611,600
Net (Loss) for the period	17	-	-	(11,142,320)	(11,142,320)
Options forfeited	18a	-	(2,950)	-	(2,950)
Balance at 30 June 2007		53,988,412	4,106,821	(52,483,038)	5,612,195

			Share Based
		Issued	Payments	Accumulated	Total
	Note	Capital	Reserve	Losses	Equity
		$	$	$	$

Parent Entity
Balance at 1 July 2005		45,838,897	2,447,996	(29,674,827)	18,612,066
Shares issued, net of costs	16a	435,230	-	-	435,230
Options issued	18a	-	419,253	-	419,253
Net (Loss) for the period	17	-	-	(11,664,476)	(11,664,476)
Balance at 30 June 2006		46,274,127	2,867,249	(41,339,303)	7,802,073

Shares issued, net of costs	16a	6,345,207	-	-	6,345,207
Options exercised	16a and 18a	106,739	(106,739)	-	-
Options issued	16b and 18a	1,262,339	1,349,261	-	2,611,600
Net (Loss) for the period	17	-	-	(11,139,374)	(11,139,374)
Options forfeited	18	-	(2,950)	-	(2,950)
Balance at 30 June 2007		53,988,412	4,106,821	(52,478,677)	5,616,556

The above statements of changes in equity should be read in conjunction with the accompany notes.

CASH FLOW STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

		Consolidated Entity		Parent Entity
	Note	2007	2006	2007	2006
		$	$	$	$

CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees		(9,726,197)	(12,647,726)	(9,722,470)	(12,432,065)
Interest received		526,447	764,711	526,447	764,711
Grants received		-	231,710	-	231,710
Other		-	90	-	90

NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	22a	(9,199,750)	(11,651,215)	(9,196,023)	(11,435,554)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Proceeds from sales of plant and equipment		300	375	300	375
Payments for purchases of plant and equipment		(4,559)	(55,626)	(4,559)	(55,626)
Loans to other entities		-	-	(3,727)	(97,033)

NET CASH FLOWS (USED IN) INVESTING ACTIVITIES		(4,259)	(55,251)	(7,986)	(152,284)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities		7,783,486	-	7,783,486	-
Capital raising costs		(408,761)	(2,020)	(408,761)	(2,020)

NET CASH FLOWS (USED IN)/FROM
FINANCING ACTIVITIES		7,374,725	(2,020)	7,374,725	(2,020)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,829,284)	(11,708,486)	(1,829,284)	(11,589,858)
Cash and cash equivalents at the beginning of the year		10,013,778	21,453,304	10,013,778	21,333,391
Effects of exchange rate changes on cash and cash equivalents		(775,238)	268,960	(775,238)	270,245

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	8	7,409,256	10,013,778	7,409,256	10,013,778

The above cash flow statements should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report of Prana Biotechnology Limited for the year ended 30 June 2007 was authorised for issue in accordance with a resolution of the Directors on 27 September 2007.
The principle accounting policies adopted in the preparation of the financial report are set out below. The financial report includes separate financial statements for Prana Biotechnology Limited (“the Company”) as an individual entity and the consolidated entity consisting of Prana Biotechnology Limited and its subsidiaries (“the consolidated entity”).

STATEMENT OF COMPLIANCE

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issues Group Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial Reporting Standards (“A-IFRS”). Compliance with A-IFRS ensures that the consolidated financial statements and notes of the consolidated entity comply with International Financial Reporting Standards (“IFRS”). The Company financial statements and notes also comply with IFRS except for the disclosure requirements in IAS 32 ‘Financial Instruments: Disclosure and Presentation’ as the Australian equivalent Accounting Standard, AASB 132 ‘Financial Instruments: Disclosure and Presentation’ does not require such disclosures to be presented by the Company where its separate financial statements are presented together with the consolidated financial statements of the consolidated entity.

BASIS OF PREPARATION

The financial report has been prepared on the basis of historical cost. Cost is based on the fair value of the consideration given in exchange for assets.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The consolidated entity changed its accounting policies on 1 July 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standards AASB 1 ‘First-time Adopting of Australian Equivalents to International Financial Reporting Standards’, with 1 July 2004 as the date of transition.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 30 June 2007 and the comparative information presented in these financial statements for the year ended 30 June 2006.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

(a)	Critical accounting estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The consolidated entity makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below.

Valuation of options with market vesting conditions

The consolidated entity has issued options over ordinary shares that are exercisable once the listed share price reaches a defined level for a specified number of consecutive trading days.

The consolidated entity considers the target share price that must be attained in order to exercise the awards to be a market condition.

The Company is unable to predict the ultimate success of research and development activities and the corresponding effect on the listed share price. However, the following assumptions have been made when valuing the options in relation to these market conditions:

	1)	The market condition will be met as the listed share price will reach the defined share price during the life of the option; and

	2)	Based on the best estimate of the consolidated entity, the share price will reach the defined level:

	>	A$0.50 at 31 December 2007

	>	A$0.80 at 30 June 2009

	>	A$1.00 at 30 June 2010

(b)	Critical judgements in applying the entity’s accounting policies

Use of volatility period in valuing warrant liabilities

Warrants and options over American Depository Receipts (“ADRs”) recorded as financial liabilities under AASB 132 (see note 14) are measured at fair value using a Black-Scholes valuation model. At each reporting date the options and warrants are recorded at fair value with the corresponding difference being recorded in the income statement as a gain or loss.

In using the Black-Scholes model to fair value these options and warrants for financial year 2007, the consolidated entity has utilized a 2 year historical ADR price when calculating the volatility of the underlying ADRs. It is the judgement of the consolidated entity that a 2 year period provides the most appropriate history of ADR price over which a reasonable volatility input can be calculated.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

GOING CONCERN BASIS

The consolidated entity is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. As at 30 June 2007, the consolidated entity has accumulated losses of $52,483,038 and has incurred negative cash flows from operations of $9,199,750 in the year ended 30 June 2007. The consolidated entity has generated $7.78 million (before costs) from a capital raising in December 2006. The cash position has reduced from $10,013,778 at 30 June 2006 to $7,409,256 at 30 June 2007.

The consolidated entity has sufficient resources to fund the completion of the current Phase IIa clinical trial investigating the safety and tolerability of PBT2 for the treatment of Alzheimer’s Disease. The results of this trial are expected in the 1st quarter of the 2008 calendar year. However, to progress planned non-clinical trial activities of the consolidated entity for at least the next 12 months, additional funds will be required (see below in relation to shareholder approval for capital raising).

Since inception, the consolidated entity has been able to raise funds to pursue its research programs. To date, the consolidated entity has raised in excess of $64m (before costs) through the issue of equity and warrants, before costs. The directors believe that there is a reasonable expectation that they can raise additional funding to enable the consolidated entity to continue to pursue the current business objectives. The Company has issued a Notice of Meeting seeking shareholder approval to raise up to $10 million (before costs). To date the Company has applications totalling $7 million (before costs). The meeting is scheduled for 15 October 2007.

Having carefully assessed the uncertainties relating to the likelihood and timing of securing additional funding and the consolidated entity’s ability to effectively manage expenditure, the directors believe that the consolidated entity will continue to operate as a going concern for the foreseeable future. These financial statements have therefore been prepared on a going concern basis which contemplates the continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.

At this time, the directors are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the Balance Sheet at 30 June 2007. Accordingly, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

ACCOUNTING POLICIES

(a)	Principles of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the Company (“the parent entity”) and its subsidiaries as defined in Accounting Standard AASB 127 ‘Consolidated and Separate Financial Statements’. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits/losses arising within the consolidated entity are eliminated in full. Investments in subsidiaries are accounted for at cost in the individual financial statements of Prana Biotechnology Limited.

(b)	Income Tax

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit or loss.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the consolidated entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company/consolidated entity intends to settle its current tax assets and liabilities on a net basis.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Income Tax (continued)

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the Income Statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill.

The consolidated entity has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognised, as it is not probable that future taxable profit will be available which the unused losses and unused tax credits can be utilised, given the nature of the consolidated entity’s business (research and development) and its history of losses.

(c)	Plant and Equipment

Plant and equipment is measured at historical cost less accumulated depreciation and impairment. Costs includes expenditure that is directly attributable to the acquisition of the item.

Depreciation

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life.

The following estimated useful lives are used in the calculation of depreciation:

Class of Fixed Asset	Depreciation Rate
Furniture & fittings	5-33%
Computer equipment	33%
Plant & equipment	10-33%
Leasehold improvements	33%

Leasehold improvements are depreciated over the shorter of the lease term and useful life.

The depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each annual reporting period.

(d)	Leased Assets

Leased assets classified as finance leases are recognised as assets. The amount initially brought to account is the present value of minimum lease payments.

A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property.

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the consolidated entity as leasee are classified as operating leases.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

(e)	Financial Instruments

Loans and receivables

Trade receivables, loans, and other receivables are recorded at amortised cost less impairment. Warrants and Options

Under AASB 132: Financial Instruments: Disclosure and Presentation (‘AASB 132’), options and warrants issued other than for goods and services that are exercisable in a currency other than the functional currency of the Company and meet the definition of a liability are recorded as financial liabilities rather than equity. Refer to accounting policy (p) share-base payments for the accounting policy for warrants and options issued as share-based payments for goods or services.

Warrants and options recorded as financial liabilities under AASB 132 are valued at fair value using the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. At each reporting date, the options and warrants are revalued to their current fair value, with the difference in fair value recorded in the Income Statement.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

(f)	Impairment of Assets

At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in the income statement immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised in the income statement immediately.

(g)	Intangible assets - Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Where no internally generated intangible assets can be recognised, development expenditure is recognised as an expense in the period as incurred. Development costs are capitalised if and only if, all of the following are demonstrated:

* the technical feasibility of completing the intangible asset so that it will be available for use or sale;

* the intention to complete the intangible asset and use or sell it;

* the ability to use or sell the intangible asset;

* how the intangible asset will generate probable future economic benefits;

* the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

* the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets, capitalised development costs, are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives.

(h)	Foreign Currency Transactions and Balances

Functional and Presentation Currency

Items included in the financial statements of each of the consolidated entity’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Australian dollars, which is Prana Biotechnology Limited’s functional and presentation currency.

Foreign currency transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in the income statement in the period in which they arise except for exchange difference on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

Foreign operations

On consolidation, the assets and liabilities of the consolidated entity’s overseas operations are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are recognised in the foreign currency translation reserve, and recognised in profit or loss on disposal of the foreign operation.

(i)	Employee Benefits

Provision is made for the Company’s liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.

Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007
NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Provisions

Provisions are recognised when the consolidated entity has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

(k)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(l)	Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Revenue is made up of interest income which is recognised on a time proportion basis using the effective interest method.

(m)	Other Income

Other income is recognised to the extent that it is probable that the economic benefits will flow to the entity and the income can be reliably measured.

Government grants

Government grants are recorded as income when key milestones set within each agreement are achieved and accepted by all parties to the grant. The agreements comprise difference phases based on product development. Milestones are based on the phases of each product development, for example, Phase 1, Phase 2 and Phase 3. Other income is not recognised prior to acceptance that the milestones have been achieved, as collectibility is not assured until this point is reached. Once each milestone is reached and approved, the grantor is obligated to pay and there are no further significant obligations as to that part of the milestone. Grant income for achievement of such milestones is agreed between the parties in legally binding contracts. Income for each milestone achieved is fixed up front.

(n)	Goods and Services Tax (“GST”)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables in the Balance Sheet are shown inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the Cash Flow Statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(o)	Trade and Other Payables

Trade payables and other payables are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods or services. These amounts are unsecured.

(p)	Share-Based Payments

Equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005, are measured at fair value at the date of grant. Fair value is measured by use of a binomial model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the consolidated entity’s estimate of shares that will eventually vest.

(q)	Loss Per Share

Basic loss per share is determined by dividing the net loss after income tax expense by the weighted average number of ordinary shares outstanding during the financial period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive.

(r)	Share Capital

Ordinary share capital is recognised as the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(s)	Trade and other Receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for impairment.

(t)	Comparative figures

When required by Accounting Standards, comparative figures have been adjusted to conform with changes in presentation for the current financial year.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

(u)	New accounting standards and interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June 2007 reporting periods. The consolidated entity’s assessment of the impact of these new standards and interpretations is only relevant to the below:

i)
AASB 7 Financial Instruments: Disclosures and ASSB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023, and AASB 1038] AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The consolidated entity has not adopted the standards early. Application of the standards will not effect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the consolidated entity’s and the parent entity’s financial instruments.

ii)
AASB-I 10 Interim Financial Reporting and Impairment AASB-I 10 is applicable to reporting periods commencing on or after 1 November 2006. The consolidated entity has not recognised an impairment loss in relation to goodwill in an interim reporting period but subsequently reversed the impairment loss in the annual report. Application of the interpretation therefore does not have an impact on the consolidated entity or parent entity’s financial statements.

	iii)	Revised AASB 101 Presentation of Financial Statements

A revised AASB 101 was issued in October 2006 and is applicable to annual reporting periods beginning on or after 1 January 2007. The consolidated entity has not adopted the standard early. Application of the revised standard will not have any impact on the consolidated entity’s financial statments.

iv)
AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments and AABS 2007-7 Amendments to Australian Accounting Standards (AASB 1, AASB2, AASB 4, AASB 5, AASB 107 & AASB 128)

AASB 2007-4 is applicable to annual reporting periods beginning on or after 1 July 2007. The consolidated entity does not intend to apply any of the new options now available. As a consequence, application of the revised standards will not affect any of the amounts recognised in the financial statements, but it may remove some of the disclosures that are currently required. In relation to the discount rates used in the measurement of employee benefit obligations, the consolidated entity has not yet reached a conclusion as to whether there is a deep market in corporate bonds in Australia and hence has not yet determined the financial effect, if any, on the obligations from the adoption of AASB 2007-4. This is not expected to be material for the consolidated entity.

	v)	AASB 2007-7 Amendments to Australian Accounting Standards (AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128)

AASB 2007-7 amendments to AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 and AASB 128 are applicable to annual reporting periods beginning on or after 1 July 2007. The consolidated entity has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but may impact the type of information disclosed in relation to the consolidated entity’s financial statements.

NOTE 2 REVENUE AND OTHER INCOME

	Consolidated Entity		Parent Entity
	2007	2006	2007	2006
	$	$	$	$
From continuing operations
Other revenue
- Interest	507,150	762,023	507,150	762,023
- Interest inter-company	-	-	-	47,568
Total other revenue	507,150	762,023	507,150	809,591
Other income
- Grant income[1]	-	288,173	-	288,173
- Other	287	90	287	90
Total other income	287	288,263	287	288,263

1 There are no unfulfilled conditions or other contingencies attached to grant income recognised in 2006.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

NOTE 3 LOSS FOR THE YEAR

		Consolidated Entity		Parent Entity
		2007	2006	2007	2006
	Note	$	$	$	$
Loss before income tax has been determined after:
Intellectual property expenses		600,232	466,426	600,232	466,426
Auditor and accounting expenses		260,117	205,815	260,117	205,815
Research and development expenses		4,492,193	7,613,045	4,492,193	7,613,045
Personnel expenses
- Employee expenses		1,308,920	1,464,524	1,308,920	1,439,201
- Equity payments to employees		753,484	54,662	753,484	54,662
- Consultant and director expenses		1,506,378	1,391,485	1,506,378	1,391,485
- Equity payments to consultants and directors		825,649	352,041	825,649	352,041
- Superannuation expenses		160,300	155,296	160,300	155,296
Total personnel expenses		4,554,731	3,418,008	4,554,731	3,392,685
Depreciation expenses		58,582	118,196	58,582	114,341
Other expenses
- Corporate compliance		231,883	129,466	225,827	124,157
- Office expenses		494,782	365,702	493,969	361,091
- Computer expenses		22,328	25,470	22,328	24,956
- Insurance		147,909	192,917	147,909	192,917
- Office rental		111,661	111,070	111,661	110,255
Total other expenses		1,008,563	824,625	1,001,694	813,376
- Travel expenses		309,997	212,184	309,997	212,184
- Public relations and marketing expenses		215,455	134,750	215,455	153,311
- Impairment of inter-company loan		-	-	3,727	144,601
- Foreign exchange gain/(loss)		757,578	(223,454)	757,774	(224,739)
- Gain on fair valuation of financial liabilities	14	(607,691)	(128,715)	(607,691)	(128,715)
Total expenses		11,649,757	12,640,880	11,646,811	12,762,330

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 4 INCOME TAX EXPENSE

	Consolidated Entity		Parent Entity
	2007	2006	2007	2006
	$	$	$	$
(a) Income tax expense
No income tax expense has arisen in the current
or prior years from either current or deferred taxation.
The 30 June 2006 tax disclosure has been adjusted
to reflect the tax returns lodged.
(b) Reconcillation of income tax expense
to prima facie tax payable
Loss from continuing operations before income tax expense	(11,142,320)	(11,590,594)	(11,139,374)	(11,664,476)
Tax at the Australian rate of 30%	(3,342,696)	(3,477,178)	(3,341,812)	(3,499,343)
Effect of overseas tax rates	442	(4,142)	-	-
	(3,342,254)	(3,481,320)	(3,341,812)	(3,499,343)
Tax effects of amounts which are not deductible (taxable) in calculating taxable income
- entertainment	2,269	1,330	2,269	1,330
- late fees	183	81	183	81
- share based payments	473,740	-	473,740	-
- research and development tax concession	(434,117)	(1,101,909)	(434,117)	(1,101,909)
- gain on fair valuation of financial liabilities	(182,307)	(38,615)	(182,307)	(38,615)
	(3,482,486)	(4,620,433)	(3,482,044)	(4,638,456)
Tax effect of temporary differences and losses not previously brought to account	3,482,486	4,620,433	3,482,044	4,638,456
Income tax expense	-	-	-	-
(c) Amounts recognised directly in equity
No current or deferred tax amounts have been recognised
in equity in the current or prior year.
(d) Tax losses
Unused tax losses for which no deferred tax asset
has been recognised	75,643,779	62,856,616	75,643,779	62,856,616
Potential tax benefit at 30%	22,693,134	18,856,985	22,693,134	18,856,985
(e) Unrecognised temporary differences
Temporary differences for which no deferred tax asset
has been recognised as recovery is not probable
- section 40-880 deductions	718,460	875,176	718,460	875,176
- accruals and provisions	(32,942)	28,084	(32,942)	28,084
- sundry items	623,550	1,515,708	623,550	1,515,708
	1,309,068	2,418,968	1,309,068	2,418,968
Unrecognised deferred tax relating to the temporary differences	392,720	725,690	392,720	725,690

Potential future income tax benefits attributable to tax losses carried forward have not been brought to account at 30 June 2007 because the directors do not believe that it is appropriate to regard realisation of the future income tax benefit as probable. Further, realisation of the benefit of tax losses would be subject to the Company satisfying the conditions for deductibility imposed by tax legislation and no subsequent changes in tax legislation adversely affecting the Company. The Company has made no assessment as to the satisfaction of deductibility conditions at 30 June 2007. Similarly, future benefits attributable to net temporary differences have not been brought to account as the directors do not regard the realisation of such benefits as probable.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 5 KEY MANAGEMENT PERSONNEL COMPENSATION

(a) Directors

The following persons were Directors of Prana Biotechnology Limited during the financial year :

Name	Position
Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Prof. Colin Masters	Executive Director
Resigned 2 July 2007
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director

(b) Other Key Management Personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the consolidated entity, directly or indirectly during the financial year:

Name	Position
Mr Richard Revelins	Company Secretary and Chief Financial Officer
Dr Ross Murdoch	President and Chief Operating Officer
Resigned 31 May 2007
Ms Dianne Angus	Chief Operating Officer
Appointed 31 May 2007
Senior Vice President of Business Development, IP and Research
Reassigned 31 May 2007

(c) Key Management Personnel Compensation

The aggregate compensation made to Key Management Personnel of the Company and the consolidated entity is set out below:

	Consolidated Entity		Parent Entity
	2007	2006	2007	2006
	$	$	$	$
Short-term employee benefits	1,379,609	1,377,162	1,379,609	1,377,162
Post-employment benefits	90,554	83,190	90,554	83,190
Long-term benefits	-	-	-	-
Termination benefits	-	-	-	-
Share-based payments	1,137,523	170,240	1,137,523	170,240
	2,607,686	1,630,592	2,607,686	1,630,592

The Company has taken advantage of relief provided by Corporations Regulation 2M.6.04 and has transferred the detailed remuneration disclosures to the Directors’ Report. The relevant information can be found in sections A to D of the Remuneration Report.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2007

(d) Options and Rights Holdings

The number of options over ordinary shares in the Company held during the financial year by each Director of Prana Biotechnology Limited and other Key Management Personnel of the consolidated entity, including their personally related parties, are set out below:

	Balance at start of the year No.	Granted as Compensation No.	Options Exercised No.	Balance at end of the year No.	Vested and exercisable No.	Unvested No.
2007
Directors
Mr Geoffrey Kempler	1,000,000	1,000,000	-	2,000,000	-	2,000,000
Prof. Colin Masters	1,000,000	1,000,000	-	2,000,000	-	2,000,000
Mr Brian Meltzer	300,000	300,000	-	600,000	-	600,000
Dr George Mihaly	300,000	300,000	-	600,000	-	600,000
Mr Peter Marks	300,000	300,000	-	600,000	-	600,000
Other key Management
Personnel
Mr Richard Revelins	500,000	300,000	-	800,000	500,000	300,000
Dr Ross Murdoch	-	625,000	(625,000)	-	-	-
Ms Dianne Angus	-	1,250,000	-	1,250,000	1,000,000	250,000
	3,400,000	5,075,000	(625,000)	7,850,000	1,500,000	6,350,000

	Balance at start of the year No.	Granted as Compensation No.	Options Exercised No.	Balance at end of the year No.	Vested and exercisable No.	Unvested No.
2006
Directors
Mr Geoffrey Kempler	1,000,000	-	-	1,000,000	-	1,000,000
Prof. Colin Masters	-	1,000,000	-	1,000,000	-	1,000,000
Mr Brian Meltzer	300,000	-	-	300,000	-	300,000
Dr George Mihaly	300,000	-	-	300,000	-	300,000
Mr Peter Marks	-	300,000	-	300,000	-	300,000
Other key Management
Personnel
Mr Richard Revelins	500,000	-	-	500,000	500,000	-
Dr Ross Murdoch	-	-	-	-	-	-
Ms Dianne Angus	-	-	-	-	-	-
	2,100,000	1,300,000	-	3,400,000	500,000	2,900,000

All vested options are exercisable at the end of the year.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 5 KEY MANAGEMENT PERSONNEL COMPENSATION (CONTINUED)
(e) Shareholdings

The number of shares in the Company held during the financial year by each Director of Prana Biotechnology Limited and other Key Management Personnel other than for remuneration, including their personally related parties, are set out below:

	Balance at the start of the year No.	Received as Compensation No.	Options Exercised No.	Net Change Other* No.	Balance at the end of the year No.

2007
Directors
Mr Geoffrey Kempler	17,055,000	-	-	-	17,055,000
Prof. Colin Masters	184,666	-	-	-	184,666
Mr Brian Meltzer	326,666	-	-	-	326,666
Dr George Mihaly	226,666	-	-	-	226,666
Mr Peter Marks	43,111	-	-	-	43,111
Other key Management
Personnel
Mr Richard Revelins	92,808	-	-	(72,500)	20,308
Dr Ross Murdoch	50,000	120,000	625,000	-	795,000
Ms Dianne Angus	-	-	-	-	-
	17,978,917	120,000	625,000	(72,500)	18,651,417

	Balance at the start of the year No.	Received as Compensation No.	Options Exercised No.	Net Change Other* No.	Balance at the end of the year No.

2006
Directors
Mr Geoffrey Kempler	17,055,000	-	-	-	17,055,000
Prof. Colin Masters	184,666	-	-	-	184,666
Mr Brian Meltzer	326,666	-	-	-	326,666
Dr George Mihaly	226,666	-	-	-	226,666
Mr Peter Marks	43,111	-	-	-	43,111
Other key Management
Personnel
Mr Richard Revelins	42,808	-	-	50,000	92,808
Dr Ross Murdoch	50,000	-	-	-	50,000
Ms Dianne Angus	-	-	-	-	-
	17,928,917	-	-	50,000	17,978,917

* Net change other refers to shares purchased or sold during the financial year.

(f) Loans to Key Management Personnel

There were no loans made to the Directors or other Key Management Personnel, including their personally related parties.

(g) Other transactions with Key Management Personnel

There were no further transactions with Key Management Personnel not disclosed above.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

NOTE 6 AUDITORS’ REMUNERATION

	Consolidated Entity		Parent Entity
	2007	2006	2007	2006
	$	$	$	$

(a) Audit services
PricewaterhouseCoopers Australian Firm
Audit and review of financial reports	240,800	-	240,800	-
Deloitte Touche Tohmatsu
Audit and review of financial reports	-	202,600		202,600
Total remuneration for audit services	240,800	202,600	240,800	202,600

(b) Non-audit services
Deloitte Touche Tohmatsu
Audit of grant claims	-	185	-	185
Taxation services	-	3,030	-	3,030
Total remuneration for non-audit services	-	3,215	-	3,215

No non-audit services have been provided by PricewaterhouseCoopers during the 2007 financial year.

NOTE 7 LOSS PER SHARE

	2007	2006
	cents	cents

(a) Basic loss per share	(7.92)	(9.05)
(b) Diluted loss per share	(7.92)	(9.05)
(c) Reconciliation of earnings to loss	$	$
Loss used to calculate basic loss per share	(11,142,320)	(11,590,594)
Loss used to calculate diluted loss per share	(11,142,320)	(11,590,594)
	No.	No.
(d) Weighted average number of ordinary shares outstanding
during the year used in calculating basic loss per share.	140,754,495	128,053,601
Weighted average number of ordinary shares outstanding during
the year used in calculating diluted loss per share	140,754,495	128,053,601

(e)
Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore they have been excluded from the calculation of diluted loss per share.

 NOTES TO THE FINANCIAL STATEMENTS
 FOR THE YEAR ENDED 30 JUNE 2007

NOTE 8 CASH AND CASH EQUIVALENTS
	Consolidated Entity		Parent Entity
	2007	2006	2007	2006
	$	$	$	$

Cash at bank and in hand	456,193	684,006	456,193	684,006
Deposits at call	6,953,063	9,329,772	6,953,063	9,329,772
	7,409,256	10,013,778	7,409,256	10,013,778

The floating interest rates on cash at bank and in hand and deposits was between 3.33% and 6.15% (2006: 2.09% and 5.82%).
These deposits have an average maturity of 29 days.
Reconciliation of cash
Cash at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Balance Sheet as follows:
Cash and cash equivalents	7,409,256	10,013,778	7,409,256	10,013,778

NOTE 9 TRADE AND OTHER RECEIVABLES

Accrued income	26,498	119,457	26,498	119,457
Goods and services tax	70,001	73,006	70,001	73,006
Other receivables	-	1,698	-	1,698
Amounts receivable from:
- wholly-owned subsidiaries	-	-	3,727	1,400,712
- write off of debts of wholly-owned subsidiaries	-	-	(3,727)	(1,400,712)
	96,499	194,161	96,499	194,161

NOTE 10 OTHER FINANCIAL ASSETS

	Country of	Percentage Owned (%)		$
Controlled Entities	Incorporation	2007	2006	2007	2006

Parent Entity:
Prana Biotechnology Limited	Australia
Subsidiaries of Prana Biotechnology Limited:
Prana Biotechnology Inc	United States of America	100	100	1,415	1,415
Prana Biotechnology UK Limited	United Kingdom	100	100	-	-

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007
NOTE 11 PLANT AND EQUIPMENT
	Consolidated Entity		Parent Entity
	2007	2006	2007	2006
	$	$	$	$
Plant and equipment:
At cost	368,960	368,960	368,960	368,960
Accumulated depreciation	(362,720)	(351,139)	(362,720)	(351,139)

Net book value	6,240	17,821	6,240	17,821

Computer Equipment
At cost	116,013	120,209	116,013	120,209
Accumulated depreciation	(101,750)	(87,287)	(101,750)	(87,287)

Net book value	14,263	32,922	14,263	32,922

Furniture and Fittings
At cost	43,421	43,421	38,281	38,281
Accumulated depreciation	(16,138)	(13,070)	(10,998)	(7,930)

Net book value	27,283	30,351	27,283	30,351

Leasehold Improvements
At cost	71,399	71,399	71,399	71,399
Accumulated depreciation	(71,294)	(50,118)	(71,294)	(50,118)

Net book value	105	21,281	105	21,281

Total net book value	47,891	102,375	47,891	102,375

Movements in Carrying Amounts

Movements in carrying amounts for each class of plant and equipment between the beginning and the end of the current financial year.

	Plant and Equipment	Computer Equipment	Furniture and Fittings	Leasehold Improvements	Total
	$	$	$	$	$
2007
Consolidated Entity:
Balance at the beginning of year	17,821	32,922	30,351	21,281	102,375
Additions	-	4,559	-	-	4,559
Disposals	-	(461)	-	-	(461)
Depreciation expense	(11,581)	(22,757)	(3,068)	(21,176)	(58,582)

Net book value at the end of year	6,240	14,263	27,283	105	47,891

Parent Entity:
Balance at the beginning of year	17,821	32,922	30,351	21,281	102,375
Additions	-	4,559	-	-	4,559
Disposals	-	(461)	-	-	(461)
Depreciation expense	(11,581)	(22,757)	(3,068)	(21,176)	(58,582)

Net book value at the end of year	6,240	14,263	27,283	105	47,891

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

NOTE 11 PLANT AND EQUIPMENT (CONTINUED)

Movements in Carrying Amounts

Movements in carrying amounts for each class of plant and equipment between the beginning and the end of the previous financial year
	Plant and Equipment	Computer Equipment	Furniture and Fittings	Leasehold Improvements	Total
	$	$	$	$	$
2006
Consolidated Entity:
Balance at the beginning of year	11,192	52,142	37,403	65,477	166,214
Additions	43,061	12,183	382	-	55,626
Disposals	-	(1,269)	-	-	(1,269)
Depreciation expense	(36,432)	(30,134)	(7,434)	(44,196)	(118,196)

Net book value at the end of year	17,821	32,922	30,351	21,281	102,375

Parent Entity:
Balance at the beginning of year	11,192	52,142	33,548	65,477	162,359
Additions	43,061	12,183	382	-	55,626
Disposals	-	(1,269)	-	-	(1,269)
Depreciation expense	(36,432)	(30,134)	(3,579)	(44,196)	(114,341)

Net book value at the end of year	17,821	32,922	30,351	21,281	102,375

	Consolidated Entity		Parent Entity
	2007	2006	2007	2006
	$	$	$	$

NOTE 12 OTHER CURRENT ASSETS
Prepayments	122,903	68,453	122,903	68,453
Term Deposits	45,636	42,379	45,636	42,379

	168,539	110,832	168,539	110,832

NOTE 13 TRADE AND OTHER PAYABLES
Trade payables	459,989	952,145	457,043	952,145
Sundry payables and accrued expenses	1,201,620	471,213	1,201,620	471,213
Amounts payable to Directors [1]	-	115,000	-	115,000

	1,661,609	1,538,358	1,658,663	1,538,358

1 At 30 June 2006, $15,000 was accrued for committee fees to Brian Meltzer and $100,000 was accrued for a bonus due to Geoffrey Kempler. For further details regarding remuneration in the 2006 financial year, refer to the Remuneration Report and Note 5, Key Management Personnel.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

NOTE 14 FINANCIAL LIABILITIES

		Consolidated Entity		Parent Entity
	No.	2007	2006	2007	2006
		$	$	$	$

Warrants over ADRs	3,000,000	321,001	928,692	321,001	928,692

Correction of error in relation to accounting treatment of warrants in previous financial years

Following a meeting of shareholders on 1 June 2004, the Company issued 4 million ADRs (1 ADR = 10 ordinary shares) and 3 million warrants to US investors. The US investors acquired the ADRs at a price of USD 5.00 per ADR with a 3 for 4 attaching warrant. The issue raised USD 20 million (AUD 28.9 million) before costs. The warrants are convertible to ADRs on or before 4 June 2009 at an exercise price of USD 8.00 per warrant.

Under the historical version of Australian Generally Accepted Accounting Principles, as applicable for the Company at June 2004, the USD 20 million was recorded in Issued Capital in an amount reflecting the proceeds received. No value was attributed to the warrants. Upon the conversion to A-IFRS on 1 July 2005, the accounting treatment within the financial statements was not altered.

As previously disclosed in the Appendix 4D issued on 28 February 2007, the Company identified that the incorrect accounting treatment of this transaction had occurred under A-IFRS.

Under AASB 132 paragraph 11, the warrants associated with this transaction are required to be classified as a Financial Liability, as opposed to Issued Capital, as a result of the warrants being exercisable in a foreign currency, that is a currency, different to the functional currency of the Company.

During 2005 the International Financial Reporting Interpretations Committee (“IFRIC”) noted that based on the existing wording of IAS 32 (the International Financial Reporting Standards equivalent to AASB 132), any contract entered into by an entity to exchange a fixed number of its own equity instruments for a fixed amount of cash that is denominated in a foreign currency is a Financial Liability and not an equity instrument. The IFRIC discussed and questioned whether this was the appropriate and intended outcome of the standard, and consequently submitted a proposal to the International Accounting Standards Board (“IASB”) to amend IAS 32. As the IASB declined to make such an amendment to the standard, the IFRIC conclusion that instruments as described above should be classified as Financial Liabilities continues to stand.

As a consequence, on initial recognition the fair value of the warrants was required to be recognised as a Financial Liability at their fair value, reducing the Issued Capital recorded. Each reporting date the Financial Liability representing the warrants is required to be revalued to fair value with the movement in the fair value recorded in the Income Statement.

At 30 June 2006 as a result of the correction previously presented non-current Financial Liabilities are increased by $928,692, Issued Capital decreased by $8,823,548 and Accumulated Losses decreased by $7,894,856. As at 30 June 2007 as a result of the correction, a Gain on Fair Valuation of Financial Liabilities of $607,691 has been recorded in the Income Statement.

The basic and diluted loss per share of the Company for the period ended 30 June 2006 has decreased by 0.10 cents to 9.05 cents.

The correction impacts the measurement and classification of these instruments for accounting purposes only. All of the material terms and conditions of these contracts have been correctly and appropriately disclosed in prior period financial statements. In this regard, the Company has an obligation to issue its equity instruments, via ADR’s, to the warrant holders should they decide to exercise their warrants and remit USD 8.00 per ADR. The holders of the warrants cannot force the Company to settle the contracts in cash. The revised classification of the warrants as liabilities, does not impact on the Company’s future liquidity requirements or ability to continue as a going concern.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

NOTE 15 PROVISIONS

	Consolidated Entity		Parent Entity
	2007	2006	2007	2006
	$	$	$	$
a) Aggregate Employee Benefits Liability
CURRENT
Annual leave	77,465	76,672	77,465	76,672
NON-CURRENT
Long service leave	49,915	76,766	49,915	76,766
	127,380	153,438	127,380	153,438

	No.	No.	No.	No.

b) Number of Employees at Year-end	9	14	9	14

A provision has been recognised for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits has been included in Note 1 to this report.

NOTE 16 ISSUED AND UNISSUED CAPITAL

		Consolidated Entity		Parent Entity
	Notes	2007	2006	2007	2006
		$	$	$	$
151,517,978 (2006: 128,144,260) fully paid ordinary shares	16a	52,726,073	46,274,127	52,726,073	46,274,127
4,352,893 (2006: nil) options over fully paid ordinary shares	16b	1,262,339	-	1,262,339	-
		53,988,412	46,274,127	53,988,412	46,274,127

(a) Ordinary Shares		2007		2006
		No.	$	No.	$

At the beginning of reporting period		128,144,260	46,274,127	127,319,260	45,838,897
Shares issued during the year	16a(i)	22,615,718	6,762,525	825,000	437,250
Exercise of options	16a(ii)	758,000	106,739	-	-
Transaction costs relating to share issues		-	(417,318)	-	(2,020)
At reporting date		151,517,978	52,726,073	128,144,260	46,274,127

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At the shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

			Issue Price
(i) 2007	Details	Number	$	$

30 August 2006	Issued as part of a private placement	250,000	0.17	43,125
29 November 2006	Issued as part of a private placement	15,616,246	0.30	4,669,257
28 December 2006	Issued as part of a private placement	6,148,222	0.30	1,808,764
3 May 2007	Issued to a consultant [1]	200,000	0.48	96,000
31 May 2007	Issued to a consultant [1]	281,250	0.36	99,779
31 May 2007	Issued to an employee [1]	120,000	0.38	45,600
		22,615,718		6,762,525

			Issue Price
2006	Details	Number	$	$

10 August 2005	Issued to a consultant [1]	825,000	0.53	437,250

			Exercise Price
(ii) 2007	Details	Number	$	$

13 October 2006	Exercise of options	80,000	-	33,200
1 December 2006	Exercise of options	15,000	-	6,225
16 April 2007	Exercise of options	38,000	-	15,770
31 May 2007	Exercise of options	625,000	-	51,544
		758,000		106,739

[1] Equity was issued for nil consideration and valued by the Company based on the market price per share on grant date.

(b) Options	Note	2007		2006
		No.	$	No.	$

At the beginning of reporting period		-	-
Options issued during the year	16b(i)	4,352,893	1,262,339	-	-

At reporting date		4,352,893	1,262,339	-	-

			Issue Price
(i) 2007	Details	Number	$	$

29 November 2006	Issued as part of a private placement [1]	3,123,248	0.29	905,743
28 December 2006	Issued as part of a private placement [1]	1,229,645	0.29	356,596
		4,352,893		1,262,339

[1] Options exercisable at $0.446 on or before 30 November 2009

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

NOTE 17 ACCUMULATED LOSSES

		Consolidated Entity		Parent Entity
	Notes	2007	2006	2007	2006
		$	$	$	$

The movement in accumulated losses during
the year were as follows:
Balance 1 July		(41,340,718)	(29,750,124)	(41,339,303)	(29,674,827)
Loss for the year		(11,142,320)	(11,590,594)	(11,139,374)	(11,664,476)
Balance 30 June		(52,483,038)	(41,340,718)	(52,478,677)	(41,339,303)

NOTE 18 RESERVES
Share based payment reserve
9,928,262 (2006: 5,752,500) options
over fully paid ordinary shares	18a	2,137,824	898,252	2,137,824	898,252
380,000 (2006: 380,000) options over ADRs	18b	1,515,434	1,515,434	1,515,434	1,515,434
320,000 (2006: 320,000) warrants over ADRs	18c	453,563	453,563	453,563	453,563
		4,106,821	2,867,249	4,106,821	2,867,249

(a) Options over fully paid ordinary shares		2007		2006
		No.	$	No.	$

At the beginning of reporting period		5,752,500	898,252	3,312,000	478,999
Options issued during year	18a(i)	5,908,762	1,153,424	2,678,000	258,020
Exercise of options	18a(ii)	(758,000)	(106,739)	-	-
Expiration of options	18a(iii)	(825,000)	-	(200,000)	-
Forfeiture of options	18a(iv)	(150,000)	(2,950)	(37,500)	-
Expense recorded over vesting period of options		-	195,837	-	161,233
At reporting date		9,928,262	2,137,824	5,752,500	898,252

			Option fair value
(i) Issue date 2007	Details	Number	$	$

13 October 2006	Issued to employees [1]	133,000	0.42	55,195
1 December 2006	Issued to Directors [2] & 8	2,900,000	0.38	247,593
1 December 2006	Issued to Company Secretary [2] & 8	300,000	0.38	25,613
1 December 2006	Issued to an employee [4] & 8	312,500	0.08	25,772
16 April 2007	Issued to employees [3]	206,478	0.40	44,121
16 April 2007	Issued to an employee [4] & 8	1,000,000	0.48	480,000
16 April 2007	Issued to a consultant [3]	39,284	0.40	8,557
16 April 2007	Issued to a consultant [4]	40,000	0.36	14,321
31 May 2007	Issued to an employee [4] & 8	312,500	0.08	25,772
12 June 2007	Issued to a consultant [4]	40,000	0.38	15,140
12 June 2007	Issued to consultants [3]	375,000	0.34	125,685
19 June 2007	Issued to an employee [4] & 8	250,000	0.34	85,655
		5,908,762		1,153,424

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

			Option fair value
Issue date 2006	Details	Number	$	$
10 August 2005	Issued to a consultant [6]	413,000	$0.44	181,550
2 February 2006	Issued to employees [5]	890,000	$0.18	53,187
2 February 2006	Issued to Directors 5 & 8	1,300,000	$0.18	21,808
30 June 2006	Issued to an employee [5]	75,000	$0.18	1,475

		2,678,000		258,020

			Exercise Price
(ii) Issue date 2007	Details	Number	$	$
13 October 2006	Exercise of options [1]	80,000	-	33,200
1 December 2006	Exercise of options [1]	15,000	-	6,225
16 April 2007	Exercise of options [1]	38,000	-	15,770
31 May 2007	Exercise of options [4]	625,000	-	51,544

		758,000		106,739

(iii) 2007	Details	Number	$
1 February 2007	Expired 1 February 2007 [6]	825,000	-
2006	Details	Number	$
1 October 2005	Expired 1 October 2007 [7]	200,000	-
(iv) 2007	Details	Number	$
13 October 2006	Forfeiture - employees ceased employment [5]	150,000	2,950
2006	Details	Number	$
30 June 2006	Forfeitured - employee ceased employment [5]	37,500	-

     1 Options exercisable at $nil on or before 31 July 2008 with a share price hurdle of $0.40 for 5 consecutive trading days

     2 Options exercisable at $nil on or before 31 July 2009 with a share price hurdle of $0.80 for 5 consecutive trading days

     3 Options exercisable at $nil on or before 31 December 2011 with a share price hurdle of $0.50 for 5 consecutive trading days

     4 Options exercisable at $nil on or before 7 August 2014 with a share price hurdle of $0.40 for 5 consecutive trading days

     5 Options exercisable at $nil on or before 30 June 2010 with a share price hurdle of $1.00 for 5 consecutive trading days

     6 Options exercisable at $0.50 on or before 1 February 2007

     7 Options exercisable at $0.50 on or before 1 October 2007

     8 Refer to Remuneration Report for equity valuation

(b) Options over ADRs 1

	2007		2006
	No.	$	No.	$
At the beginning of reporting period	380,000	1,515,434	380,000	1,515,434

At reporting date	380,000	1,515,434	380,000	1,515,434

     1 Options exercisable at USD$5.00 on or before 17 December 2012. These options are convertible to ADRs, 1 ADR = 10 ordinary shares.

 (c) Warrants over ADRs 1

	2007		2006
	No.	$	No.	$
At the beginning of reporting period	320,000	453,563	320,000	453,563

At reporting date	320,000	453,563	320,000	453,563

     1 Warrants exercisable at USD$8.00 on or before 4 June 2009.  These warrants are convertible to ADRs, 1 ADR = 10 ordinary shares.

(d) Nature and purpose of reserve

The share based payments reserve is used to recognise the fair value of options and warrants issued to employees and consultants but not exercised.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

NOTE 19 CONTINGENT LIABILITIES AND CONTINGENT ASSETS

There are no contingent assets or liabilities at the date of this report. The consolidated entity is not involved in any legal or arbitration proceedings and, so far as Directors are aware, no such proceedings are pending or threatened against the consolidated entity.

NOTE 20 SEGMENT REPORTING

The Company’s activities are predominately within Australia and cover research into Alzheimer’s Disease and other major age-related degenerative disorders.
NOTE 21 COMMITMENTS

The consolidated entity has no commitments under non-cancellable operating leases as at the year end or date of this report. The consolidated entity leases premises on a monthly rolling agreement. Details in relation to commitments under employee service agreements with Directors and Key Management Personnel are outlined in Section D of the Remuneration Report contained in the Directors’ Report.

The consolidated entity has commitments under Research and Development contracts within 1 year of $1,295,265. There are no Research and Development contract commitments after 1 year.
NOTE 22 CASH FLOW INFORMATION

	Consolidated Entity		Parent Entity
	2007	2006	2007	2006
	$	$	$	$
(a) Reconciliation of Cash Flow from Operations
with Loss after Income Tax
Loss for the period	(11,142,320)	(11,590,594)	(11,139,374)	(11,664,476)
Add back depreciation expenses	58,582	118,196	58,582	114,341
Add back interest on inter-company loans	-	-	-	(47,568)
Add back gain on fair valuation of financial liabilities	(607,691)	(128,715)	(607,691)	(128,715)
Add back equity issued for nil consideration	1,579,132	856,503	1,579,132	856,503
Loss on sale of plant & equipment	161	894	161	894
Add back impairment of inter-company loan	-	-	3,727	144,601
(Increases)/Decreases in trade and other receivables	97,662	(19,685)	97,662	(19,685)
(Increases)/Decreases in other current assets	(57,707)	384,333	(57,707)	384,333
Increases/(Decreases) in provisions	(26,058)	29,636	(26,058)	29,636
Increases/(Decreases) in trade and other payables	123,251	(1,032,823)	120,305	(835,173)
Add back foreign exchange	775,238	(268,960)	775,238	(270,245)
Cash flow from operations	(9,199,750)	(11,651,215)	(9,196,023)	(11,435,554)

(b) Non-cash Financing and Investing Activities

See notes 16 and 18 for equity issued for nil consideration.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

NOTE 23 SHARE-BASED PAYMENTS

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of an Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the consolidated entity’s intellectual property rights. Due to the consolidated entity’s US presence, a US plan and an Australian plan were developed. At 30 June 2007 equity had been issued to 1 previous Director while a Director under the US plan and 5 Directors, 3 Key Management Personnel, 11 employees and 8 consultants under the Australian Plan.

2004 Australian Employee, Directors and Consultants Share and Option Plan - Shares

	Consolidated Entity		Parent Entity
	2007	2006	2007	2006
	Number of Shares	Number of Shares	Number of Shares	Number of Shares
Outstanding at the beginning of the year	428,439	428,439	428,439	428,439
Granted	601,250	-	601,250	-
Exercised Options	758,000	-	758,000	-
Outstanding at year-end	1,787,689	428,439	1,787,689	428,439

Shares issued to employees and consultants were valued at the market price per share at date of grant. See note 16 for further detail.

The weighted average fair value of the shares granted during the year was $0.40.

$241,379 was included under personnel expenses in the Income Statement in the year ended 30 June 2007.

2004 Australian Employee, Directors and Consultants Share and Option Plan - Options

	Consolidated Entity				Parent Entity
	2007		2006		2007		2006
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$		$		$
Outstanding at the
beginning of the year	4,927,500	-	2,700,000	-	4,927,500	-	2,700,000	-
Granted	5,908,762	-	2,265,000	-	5,908,762	-	2,265,000	-
Forfeited	(150,000)	-	(37,500)	-	(150,000)	-	(37,500)	-
Exercised	(758,000)	-	-	-	(758,000)	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at year-end	9,928,262	-	4,927,500	-	9,928,262	-	4,927,500	-
Exercisable at year-end	2,140,000	-	1,100,000	-	2,140,000	-	1,100,000	-

There were 758,000 options exercised during the year ended 30 June 2007. These options were exercised into ordinary shares with a weighted average share price of $0.38 at exercise date.

The options oustanding at 30 June 2007 had a weighted average exercise price of $0.06 and a weighted average remaining contractual life of 3 years. Exercise prices range from nil to $0.50 in respect of options outstanding at 30 June 2007.

The weighted average fair value of the options granted during the year was $0.36.

This price was calculated by using a Barrier Pricing model applying the following inputs:

Weighted average exercise price	$	nil
Weighted average life of the option		4 years
Underlying share price		$0.41
Expected share price volatility		86%
Risk free interest rate		6.02%

$1,337,754 is included under employee benefits expense in the Income Statement in the year ended 30 June 2007. There is a remaining balance to be expensed in future periods of $1,683,444.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

NOTE 23 SHARE-BASED PAYMENTS (CONTINUED)

In 2004 and 2005 there were a total of 825,000 options issued to a consultant outside of the Australian Employee, Directors and Consultants Share and Option Plan. These options expired in 2007.

2004 US ADS Option Plan - Options

	Consolidated Entity				Parent Entity
	2007		2006		2007		2006
	Number	Weighted Average	Number	Weighted Average	Number	Weighted Average	Number	Weighted Average
	of Options	Exercise Price	of Options	Exercise Price	of Options	Exercise Price	of Options	Exercise Price
		USD$		USD$		USD$		USD$
Outstanding at the
beginning of the year	380,000	5	380,000	5	380,000	5	380,000	5
Granted	-	-	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-	-	-
Exercised	-	-	-	-	-	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at year-end	380,000	5	380,000	5	380,000	5	380,000	5
Exercisable at year-end	380,000	5	380,000	5	380,000	5	380,000	5

There were no options exercised during the year ended 30 June 2007 under this plan.

There were no options granted during the year ended 30 June 2007 under this plan.

The options oustanding at 30 June 2007 had a weighted average exercise price of USD$5.00 and a weighted average remaining contractual life of five and half years.

In the year ended 30 June and 2007, there was no value included under personnel expenses in the Income Statement related to equity issued under this plan. All equity issued under this plan has been expensed in prior periods.

NOTE 24 EVENTS AFTER THE BALANCE SHEET DATE

On 12 September 2007 the Company issued a Notice of Meeting seeking shareholder approval for the issue of shares and options to raise up to $10 million. The meeting is scheduled for 15 October 2007.

No matters or circumstances other than discussed above have arisen since the end of the financial year, which significantly affected or may significantly affect the operations of the consolidated entity, the result of those operations or the state of affairs of the consolidated entity in subsequent financial years.

NOTE 25 RELATED PARTY TRANSACTIONS

There were no related party transactions other than those related to Director and Key Management Personnel remuneration and equity and transactions by the parent with its subsidiaries.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

NOTE 26 FINANCIAL INSTRUMENTS

(a)  Interest Rate Risk

The consolidated entity’s exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows:

2007	Weighted Average Effective Interest Rate	Floating Interest Rate	Fixed Interest Rate within Year	Fixed Interest Rate 1 to 5 years	Fixed Interest Rate Over 5 years	Non-Interest Bearing	Total
		$	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	4.57%	453,397	6,953,063	-	-	2,796	7,409,256
Trade and other receivables		-	-	-	-	96,499	96,499
Other current assets	6.32%	-	45,636	-	-	122,903	168,539
Total Financial Assets		453,397	6,998,699	-	-	222,198	7,674,294

Financial Liabilities:
Trade and other payables		-	-	-	-	1,661,609	1,661,609
Other financial liabilities		-	-	-	-	321,001	321,001
Provisions		-	-	-	-	127,380	127,380
Total Financial Liabilities		-	-	-	-	2,109,990	2,109,990

2006	Weighted Average Effective Interest Rate	Floating Interest Rate	Fixed Interest Rate within Year	Fixed Interest Rate 1 to 5 years	Fixed Interest Rate Over 5 years	Non-Interest Bearing	Total
		$	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	5.19%	683,593	9,329,772	-	-	413	10,013,778
Trade and other receivables		-	-	-	-	194,161	194,161
Other current assets	5.15%	-	42,379	-	-	68,453	110,832
Total Financial Assets		683,593	9,372,151	-	-	263,027	10,318,771

Financial Liabilities:
Trade and other payables		-	-	-	-	1,538,358	1,538,358
Other financial liabilities		-	-	-	-	928,692	928,692
Provisions		-	-	-	-	153,438	153,438
Total Financial Liabilities		-	-	-	-	2,620,488	2,620,488

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007
NOTE 26 FINANCIAL INSTRUMENTS (CONTINUED)

(b) Credit Risk

Financial assets, which potentially expose the consolidated entity to concentrations of credit risk, consist primarily of cash and cash equivalents and term deposits over three months. The consolidated entity’s cash and cash equivalents are placed with high credit quality financial institutions. Accordingly, the Directors believe the consolidated entity has no significant concentration of credit risk.

(c) Foreign Exchange Risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency. The consolidated entity operates internationally and is exposed to foreign exchange risk arising from currency exposures to major currencies, including the US dollar, but neither the transactions nor the assets and liabilities involved are currently considered material. As a consequence the consolidated entity does not use derivative financial instruments to hedge such exposures.

(d) Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The directors regularly monitor the cash position of the consolidated entity, giving consideration to the level of expenditure and future capital commitments entered into.

(e) Net Fair Values

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values determined in accordance with the accounting policies disclosed in note 1.

NOTE 27 COMPANY DETAILS

The registered office of the Company is:
Suite 2, 1233 High Street
Armadale Victoria 3143 Australia
Phone: + 61 3 9824 8166 Fax: + 61 3 9824 8161

The principal place of business of the Company is:
Level 2, 369 Royal Parade
Parkville Victoria 3052 Australia
Phone: + 61 3 9349 4906 Fax: + 61 3 9348 0377

DIRECTORS' DECLARATION

In the director's opinion:

(a)	the financial statements and notes, as set out on pages 24 to 52, are in accordance with the Corporations Act 2001 including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c)	the audited remuneration disclosures set out in sections A-D of the Directors' Report comply with Accounting Standards AASB 124 Related Party Disclosures and the Corporations Regulations 2001.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Geoffrey Kempler
Director
Dated this 27th day of September 2007

INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF PRANA BIOTECHNOLOGY LIMITED

Independent auditor's report to the members of Prana Biotechnology Limited
PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX77
Website:www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1000

Report on the financial report and the AASB 124 Remuneration disclosures contained in the directors' report

We have audited the accompanying financial report of Prana Biotechnology Limited (the company), which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for both Prana Biotechnology Limited and the Prana Biotechnology Limited Group (the consolidated entity). The consolidated entity comprises Prana Biotechnology Limited (the company) and the entities it controlled at the year's end or from time to time during the financial year.

We have also audited the remuneration disclosures contained in the directors' report. As permitted by the Corporations Regulations 2001. the company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Accounting Standard AASB 124 Related Party Disclosures, under the heading "remuneration report" in the directors' report and not in the financial report. These remuneration disclosures are identified in the directors' report as being subject to audit. The remuneration report contains information also, for which an auditors' opinion is not required and has not been formed. These disclosures have been identified as such.

Directors’ responsibility for the financial report and the AASB 124 Remuneration disclosures contained in the directors' report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes. complies with International Financial Reporting Standards.

The directors of the company are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

Liability Limited by a scheme approved under Professional Standards Legislation

INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF PRANA BIOTECHNOLOGY LIMITED

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors' report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor's opinion on the Financial report

In our opinion:

(a)	the financial report of Prana Biotechnology Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b)	the consolidated financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

Auditor's opinion on the AASB 124 Remuneration disclosures contained in the directors' report

In our opinion, the remuneration disclosures contained in the directors' report and identified as being subject to audit, comply with Accounting Standard AASB 124.

PricewaterhouseCoopers

SC Bannatyne Partner	Melbourne 27 September 2007

SHAREHOLDER INFORMATION
AS AT 18 SEPTEMBER 2007

NUMBER OF HOLDERS OF EQUITY SECURITIES

Ordinary Shares

151,517,978 fully paid ordinary shares are held by 2240 individual shareholders

All ordinary shares carry one vote per share

Options

4,352,893 options exercisable at $0.446 on or before 30 November 2009, are held by 17 individual shareholders

1,100,000 unlisted options exercisable at $0.50 on or before 17 December 2007, are held by 3 individual shareholders

2,200,000 unlisted options exercisable at $0.00 when the share price reaches $0.80 for 5 consecutive trading days, on or before 31 July 2009, are held by 5 individual shareholders

2,677,500 unlisted options exercisable at $0.00 when the share price reaches $1.00 for 5 consecutvie trading days, on or before 30 June 2010, are held by 13 individual shareholders

1,330,000 unlisted options exercisable at $0.00 when the share price reaches $0.40 for 5 consecutvie trading days, on or before 07 August 2014, are held by 3 individual shareholders

620,762 unlisted options exercisable at $0.00 when the share price reaches $0.50 for 5 consecutvie trading days, on or before 31 December 2011, are held by 12 individual shareholders

380,000 unlisted options exercisable at USD$5.00 on or before 17 December 2012, convertible to 380,000 ADRs (1 option converts into 1 NASDAQ ADR = 10 ASX shares) are held by 1 individual shareholder

3,320,000 unlisted warrants exercisable at USD$8.00 on or before 4 June 2009, convertible to 3,320,000 ADRs (1 warrant converts into 1 NASDAQ ADR = 10 ASX shares) are held by 42 individual shareholders

All options and warrants do not carry a right to vote. Voting rights will be attached to the unissued shares when the options and warrants have been exercised.

DISTRIBUTION OF HOLDERS IN EACH CLASS OF EQUITY SECURITIES

Fully paid ordinary shares
1 - 1,000	355
1,001 - 5,000	826
5,001 - 10,000	451
10,001 - 100,000	544
100,001 - and over	64
Total number of shareholders	2240
Unmarketable parcels	488

TWENTY LARGEST HOLDERS OF QUOTED SECURITIES

		Fully Paid Ordinary Shares
Shareholders		Number	%
1	ANZ Nominees Ltd (Cash Income A/C)	59,109,027	39.01
2	Jagen Nominees Pty Ltd	15,409,060	10.17
3	Baywick Pty Ltd	13,965,000	9.22
4	Cogent Nominees Pty Ltd (SMP Accounts)	4,961,813	3.27
5	Merrill Lynch (Australia) Nominees Pty Ltd	3,803,288	2.51
6	NRB Developments Pty Ltd	2,970,000	1.96
7	Neurotransmission Pty Ltd	2,875,000	1.90
8	BAM Opportunity Fund LP	2,739,036	1.81
9	AMP Life Ltd	2,236,889	1.48
10	HSBC Custody Nominees (Australia) Ltd	1,940,714	1.28
11	Robert & Ardis James Foundation	1,826,024	1.21
12	Bourne Nominees Pty Ltd	1,400,560	0.92
13	PN Gerolymatos SA	1,350,000	0.89
14	Citicorp Nominees Pty Ltd	1,177,061	0.78
15	Cogent Nominees Pty Ltd	896,611	0.59
16	ETR Nominees Pty Ltd	700,280	0.46
17	Ms Joanna Giannou House	653,800	0.43
18	Australian Reward Investment Alliance	613,298	0.40
19	National Nominees Ltd	570,810	0.38
20	Surpion Pty Ltd (M W Suhr & Co A/C)	500,000	0.33
		119,698,271	79.00

UNQUOTED EQUITY SECURITIES HOLDINGS GREATER THAN 20%

There are no unquoted equity securities holding greater than 20%.

SUBSTANTIAL SHAREHOLDERS

The names of substantial shareholders who have notified the Company in accordance with Section 671B of the Corporations Act are:

Baywick Pty Ltd	17,055,000	ordinary shares

(Baywick Pty Ltd, NRB Developments Pty Ltd, Crystal Triangle Pty Ltd, and Geoffrey Kempler)

Jagen Nominees Pty Ltd	15,409,060	ordinary shares
AMP Limited	9,641,383	ordinary shares

(Cogent Nominees Pty Ltd (SMP Accounts), Cogent Nominees Pty Ltd, AMP Life Ltd, JP Morgan Nominee Australia Ltd, National Nominees Pty Ltd)

CORPORATE INFORMATION

SHAREHOLDER ENQUIRIES

Shareholders with enquiries about their shareholdings should contact the Share Registry:

Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford, Victoria, 3067, Australia
Telephone:1300 85 05 05 (within Australia) + 61 3 9415 4000 (overseas)
Facsimile: + 61 3 9473 2500
Email: essential.registry@computershare.com.au
Website: www.computershare.com.au

CHANGE OF ADDRESS, CHANGE OF NAME, CONSOLIDATION OF SHAREHOLDINGS

Shareholders should contact the Share Registry to obtain details of the procedure required for any of these changes.

ANNUAL REPORT MAILING

The Australian Government recently introduced legislation changing the default option for receiving annual reports. Unless requested by a Shareholder to the Company, the Company will not provide Shareholders with a hard copy of the Annual Report. The Annual Report is however available online at www.pranabio.com

TAX FILE NUMBERS

It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry.

CHESS

(Clearing House Electronic Subregister System)

Shareholders wishing to move to uncertified holdings under the Australian Stock Exchange CHESS system should contact their stockbroker.

UNCERTIFICATED SHARE REGISTER

Shareholding statements are issued at the end of each month that there is a transaction that alters the balance of your holding.

WEBSITE

Shareholders wishing to access specific information about their holding can visit the Share Registry’s website at www.computershare.com.au

DIRECTORS

Mr Geoffrey Kempler
Executive Chairman and Chief Executive Officer

Mr Brian Meltzer
Non-Executive Independent Director

Dr George Mihaly
Non-Executive Independent Director

Mr Peter Marks
Non-Executive Independent Director

COMPANY SECRETARY

Mr Richard Revelins

AUDITORS

PricewaterhouseCoopers
Chartered Accountants
2 Southbank Boulevard
Southbank, Victoria, 3006, Australia

REGISTERED OFFICE

Suite 2, 1233 High Street
Armadale Victoria 3143 Australia
Phone: + 61 3 9824 8166 Fax: + 61 3 9824 8161

SOLICITORS

Oakley Thompson & Co
Level 17, 500 Collins Street
Melbourne, Victoria, 3000, Australia

PRINCIPLE PLACE OF BUSINESS

Level 2, 369 Royal Parade
Parkville Victoria 3052 Australia
Phone: + 61 3 9349 4906 Fax: + 61 3 9348 0377

SHARE REGISTRY

Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford, Victoria, 3067, Australia
Telephone: 1300 85 05 05 (within Australia) + 61 3 9415 4000 (overseas)
Facsimile: + 61 3 9473 2500
Email: essential.registry@computershare.com.au
Website: www.computershare.com.au

SECURITIES QUOTED

Australian Stock Exchange
Code: PBT (Shares)

NASDAQ (North American Dealers Automated Quotation)
Code: PRAN (ADRs)

WEBSITE

www.pranabio.com